growing

duratek, inc. 2003 annual report

Fold flap out to review 2003 operational & financial highlights.



"Our consistent financial performance over the past two years and our focus on core strengths really positions us well for emerging growth opportunities in our marketplace."

Robert F. Shawver, Executive Vice President and CFO

Revenue by Segment


Commercial Processing & Disposal 30%
Federal Services 44%
Commercial Services 26%

Revenue by Market


Disposal 5%
High-Level Waste 10%
DOE On-Site Mgmt. 22%
U.S. Gov't. 19%
U.S. Non-Utility 8%
U.S. Nuclear Utility 36%

Revenue and Gross Margin Trends
(in millions)


Revenue
Gross Margin
$350
$300
$250
$200
$150
$100
$50
$0
$176.4
$228.5
$279.2
$291.5
$285.9
19.7%
10.9%
14.9%
21.4%
23.9%
$34.9
$25.1
$41.7
$62.4
$68.4
1999
2000
2001
2002
2003

We have focused our efforts on growing the higher margin areas.

Income from Operations and Net Income from Continuing Operations* Trends
(in millions)


Income from Operations
Net Income
$45
$30
$15
$0
-$15
$19.7
$10.8
($4.9)
($9.1)
$8.7
($3.1)
$28.8
$13.8
$34.9
$16.7
1999
2000
2001
2002
2003

* Net income (loss) before cumulative effect of a change in accounting principle

We have shown consistent improvement in earnings with another record year.

Cash Generation
(in millions)


Capital Expenditure
D&A
Income from Operations
Operating Cash Flow*
$50
$25
$0
-$25
1999
2000
2001
2002
2003

* Net cash provided by operating activities less net cash used in investing activities

With our infrastructure in place, our business continues to produce solid cash flow.

Net Debt*
(in millions)


Senior Debt
Sub Debt
Preferred Repurchase
Total
$125
$100
$75
$50
$25
$0
2000
2001
2002
2003

* Total debt minus cash

Decreasing debt levels enabled the retirement of 26% of equivalent common shares.

2003 Operational Highlights

- Completed 100% melter design for Hanford Waste Treatment Plant (WTP) project.
- Completed testing on the pilot melter, producing 7.6 million pounds of glass in less than five years.
- Won more than $130 million of work from the U.S. government.
- Improved operating margins in Commercial Processing group from 6.9% in 2002 to 9.1% in 2003.
- Reduced radiation exposure while processing higher activity waste at Commercial Processing facilities.
- Transported four large components.
- Completed installation of an improved 12-vessel advanced liquid processing system at a nuclear power plant.
- Completed fabrication of a comprehensive liquid waste processing pilot test skid for plant demonstrations.

Key Investment Attributes

- Markets are changing in ways that can benefit Duratek.
- Duratek has the people, assets, technologies, and experience to take advantage of these market trends.
- Duratek has a proven strategy to solve challenging technical and commercial issues.

A company comes of age

in a world in need of

safe and secure disposition

of radioactive materials.

There can be no better reason for taking on this important work than to make the world a safer place for our children. That's why, to help us make the point that Duratek is measuring up to the challenges of industry leadership, we are featuring photographs of and artwork by Duratek children in this report.

Table of Contents



Our Vision

- We will continue to grow the organization that customers trust and choose to safely and effectively disposition their radioactive materials.
- We will achieve this vision by continuously developing a motivated team of people who listen to our customers and deliver excellent safety, regulatory, technical, and cost-effective results.
- We will apply our talent and technology to enter closely related markets that enhance our future.
- We are committed to consistent financial growth for our investors.

Our Values

- *Safety and Compliance*
  We put safety and environmental/regulatory compliance first, from planning through work completion, in every activity across the company.
- *People*
  We work daily to develop, challenge, reward, listen to, and fairly treat all employees while creating a safe and enjoyable workplace. We achieve excellence by encouraging open communication, teamwork, enthusiasm, innovation, and superior performance.
- *Integrity*
  We are committed to the highest ethical standards. Honesty, fairness, and trust are the foundation of all our dealings with customers, shareholders, regulators, the public, and fellow employees.
- *Quality*
  We will understand and strive to exceed customer expectations, while continuously improving our technologies, processes, and customer service.
- *Innovation*
  We will consistently deliver innovations that benefit our customers and increase value to our shareholders.
- *Excellence in Customer Care*
  We will strive to provide our customers the best total value, lowest risk, and most cost-effective, responsive service in the business.

We will never compromise these values for the sake of expediency or profit.

To our shareholders:

Building a successful company is a lot like raising children. You work hard to instill discipline, judgment, and good habits in the hopes that your offspring will do well in life. One day you turn around and see that your company, like your child, has grown up. As I review the report card of corporate success for 2003—a return on investment for shareholders—all of us here on the Duratek team can indeed be proud of what this company has achieved: increased profitability across each business segment for the second year in a row.

Just a few highlights: winning more than $130 million worth of new work from the government, dramatically reducing waste cycle times and improving margins at our Bear Creek processing facility, packaging and transporting four large components for nuclear power plants, expanding our on-site liquid waste processing capabilities, and continuing our excellent safety and compliance records in all areas.

These successes—and many more like them—laid the groundwork for a significant step we took on the financial side of our business in 2003. We repurchased the convertible preferred stock from our largest shareholder, The Carlyle Group, for $9.74 per equivalent common share. This transaction marked a major milestone for the Company, underscoring our financial strength and simplifying our capital structure. Also, since the repurchase reduced the number of diluted shares by 26 percent, the transaction will enhance the per-share returns we can provide shareholders this year.



As we look ahead, we find many areas for continued growth in U.S. markets, such as the disposition of radiological materials used in healthcare and the pharmaceutical industries, and as first responders in support of disaster avoidance and national security. We envision new opportunities at home and abroad for our industry-leading services. By any measure, this has been a year of growing—and growing up—for Duratek. For that, I want to thank our many dedicated, hardworking, and highly skilled employees and the visionary leadership provided by our management team and Board of Directors.



Robert E. Prince
President and CEO

To our shareholders:

As Chairman of the Board at Duratek, Inc., and managing director of The Carlyle Group, it has been my pleasure to both observe and participate in the remarkable growth and maturation of Duratek over the past eight years.

The work Duratek does—providing safe, secure disposition of radioactive materials—continues to grow in importance. The federal government needs Duratek's expert help with the dismantling and clean-up of Cold War era facilities for many years to come. As new threats to national security emerge, the need for a skilled partner such as Duratek to help assess, manage, and address potential problems becomes ever more critical. Duratek is working to extend the market presence it currently enjoys with commercial utilities to a range of non-utility customers as well. The Company is also beginning to look to international opportunities, which, when properly structured, can be both plentiful and profitable. And, of course, transportation and disposal of radioactive wastes continues to be a vital part of any materials management program.

Duratek has proven its creativity in developing innovative technologies and services to rise to a position of leadership in the endeavors it undertakes, while maintaining excellent safety and regulatory compliance records.



The management and leadership of Duratek over the past decade have demonstrated the ability to innovate and grow while overcoming countless commercial and technical hurdles along the way. I believe that today, Duratek's capabilities represent a true national resource, having assembled a complete collection of tools, talents, and experience to provide safe, secure disposition of radioactive materials in the United States. The Carlyle Group is proud to have been a part of Duratek's growth. We look forward to exciting opportunities for Duratek in the years ahead.

Daniel A. D'Aniello
Chairman of the Board of Directors



It's a world of opportunities.

A discussion of our markets



It's a world of opportunities.

As a leading provider of safe, secure radioactive materials disposition in the United States, Duratek serves a client base that is split evenly between commercial and federal facilities. In the commercial market, we package, transport, process, store, and dispose of radioactive material for a variety of clients. These include nuclear utilities, universities, laboratories, and radiopharmaceutical and industrial facilities. In the federal market, we support clean-up efforts at U.S. Department of Energy (DOE) sites around the country. The marketplace continues to change, and our experience and expertise have positioned us to anticipate and meet these changes with innovative technologies, extensive capabilities, and careful strategic planning.

In the near-term, most nuclear power plants are pursuing re-licensing to extend operations into the future. Utilities are consolidating and continuing to seek ways to standardize operations, improve performance, and lower costs. The DOE is more focused than ever on site closures and on meeting site remediation milestones. We also anticipate that the Navy and industrial companies that handle nuclear materials will have growing needs for our services. All of these changes represent opportunities for Duratek.

In the long-term, opportunities exist to support operating phases of the multi-billion dollar Hanford WTP project that utilizes our vitrification technology. The international







1993

- Assembly, startup, and testing of first field-based vitrification furnace, DuraMelter™ 300, at the U.S. Department of Energy's (DOE) Fernald Site with demonstrated output of 600 kg per day, twice the design rate of 300 kg per day.
- Awarded contract to build an on-site vitrification facility, featuring the DuraMelter™ 5000, to stabilize tank waste at the DOE Savannah River Site's (SRS) M-Area. This represented the first commercial application of vitrification for Duratek.

1994

- Met all contractual milestones on M-Area project.
- Processed actual waste at Fernald using DuraMelter™ 300.
- Converted White House asbestos to glass using DuraMelter™ 1000 at The Catholic University of America's Vitreous State Laboratory.
- Awarded contract by Fernald to design and build experimental high-temperature melter, the DuraMelter™ 1100HT.
- Won contract to demonstrate vitrification as viable method to stabilize tank waste at DOE's Hanford Site.
- Relisted on Nasdaq.

MADE IN U.S.A. 1 2

marketplace is growing, and we anticipate opportunities to market our industry-leading services to high-level nuclear waste management, transport, and disposition.

Markets for growth and opportunity: an overview

U.S. Utility: Generation of radioactive waste from ongoing U.S. nuclear power utility operations is flat or growing slightly. However, opportunities to help utilities address on-site liquid waste processing and to transport/dispose of large components are growing.

Commercial Industrial: Duratek currently captures about 10 percent of the available commercial industrial market. We are aggressively pursuing a defined strategy to grow market share across this important segment, which comprises hospitals, radiopharmaceuticals, universities, fuel manufacturers, and other industrial users of radioactive materials.

Government: DOE clean-up efforts increasingly emphasize the disposition of legacy waste from the Cold War era, a core Duratek expertise. Management of waste generated from ongoing site operations represents an area of increased opportunities for us, as well.

International: Recently, we supported the U.S. government on specialty clean-up projects in Asia and the Middle East. We are analyzing potential projects in such places as Canada, China, Mexico, and the United Kingdom. Structuring these opportunities to be profitable for shareholders remains our focus.



1995

- The Carlyle Group invests $21M in Duratek, becoming its controlling shareholder.
- BNFL signs strategic alliance with Duratek to pursue vitrification opportunities within DOE complex, agrees to invest $17M.
- M-Area continues on schedule.
- Delivered DuraMelter™ 1100HT to Fernald.
- Started up DuraMelter™ 3000 for DuraChem joint venture with Chem-Nuclear Systems to treat ion exchange resins.
- Acquired DuraTherm for treatment and recycling of oil sludges.

1996

- Commenced M-Area operations (DuraMelter™ 5000).
- Raised $43M for business expansion and technology development in public stock offering.
- Selected to participate in Duke Power's *Supplier of Excellence* program.
- Moved into new corporate headquarters.
- Won, through strategic alliance with BNFL, two contracts for treatment of wastes at the Hanford Site and the Idaho National Engineering and Environmental Laboratory (INEEL).



We created better ways to get things done.

A discussion of our capabilities



We created better ways to get things done.

At the heart of Duratek's growth and maturation as a company are our people. Taken together, they represent a set of capabilities unique in the nuclear industry. As market needs have changed, this workforce has grown and changed with them, developing new ways of getting things done, inventing and patenting innovative technologies, and tackling seemingly insurmountable challenges.

As a company, we are organized into three business segments. But from our customers' perspective, what is most important is how we get the job done. And, in 2003, we continued to refine—and redefine—the industry's idea of excellence, comprehensiveness, and safety.

Duratek's ongoing commitment to technological innovation was underscored in May 2003 when the low-active waste pilot melter in Columbia, Maryland, finished testing in support of the DOE Hanford's River Protection Project's Waste Treatment Plant, where our proprietary vitrification technology will be the centerpiece stabilization technology. Initiated in January 1999, the test vitrification project produced nearly 7.6 million pounds of glass and went four years without a single lost-time accident. Also, on July 1, 2003,



1997

- Completed acquisition of Scientific Ecology Group.
- Replaced and upgraded M-Area melter and recommenced operations.
- Completed all milestones on time for Phase 1 Hanford Waste Treatment Plant (WTP) project and initial permitting phase of INEEL waste treatment project.
- Awarded Maine Yankee decommissioning characterization contract.

1998

- Completed M-Area project.
- Designed and built BNFL-funded 3.3-ton-per-day test melter for first phase of Hanford WTP project.
- Improved position in growing decommissioning market by winning Big Rock Point waste management contract.
- Secured $60M in bank financing including $20M acquisition line to fuel future growth.

Duratek employees celebrated the sixth anniversary of Hanford Environmental Restoration Disposal Facility operations where they have safely disposed of more than 3.6 million tons of radioactive waste from clean-up of the DOE Hanford Site. We continued to support nuclear utilities by transporting four large radioactive components in 2003; overall, we have transported 63 components in the United States. And, in January 2004, we announced that, along with our joint venture partners, we had won a new DOE contract to process the inventory of enriched uranium-233 stored at the Oak Ridge National Laboratory. DOE has stated that isotopes extracted from the enriched uranium shows promise for application in the medical field.

These are just a few examples of successes at Duratek projects and sites all over the country this past year, and they reveal our capabilities across virtually all aspects of our business. More important, they exemplify the high level of safety and performance each and every member of the Duratek team works so hard to maintain in every area of our operations.



1999
- Record production at Bear Creek processing facility.
- Won two steam generator decontamination contracts.
- Won waste management contracts for the decommissioning of two nuclear power plants (Connecticut Yankee and Maine Yankee) and two research reactors (University of Michigan and Georgia Institute of Technology).
- Purchased Frank W. Hake & Associates, giving us a facility with rail and river access to receive large components.
- Started BNFL pilot melter, which exceeded design expectations.

2000
- Completed acquisition of Waste Management Nuclear Services, which included Chem-Nuclear Systems and operating rights of the Barnwell disposal site.
- Designed and fabricated the largest Type B cask available in the nuclear industry.
- Began shipping transuranic waste to the Waste Isolation Pilot Plant from our Hanford operations.
- Recycled eight tons of lead for DOE.
- Incurred $9M loss in Commercial Processing segment.



If WE COME together
We CAN MAKE OUR
World a Safe,
PEACEFUL, and
CLEAN PLACE



We're ready for life's challenges.

A discussion of our strategy

We're ready for life's challenges.



Part of growing is defining a direction in life. Understanding our markets and assembling the capabilities to address marketplace needs are two important steps in this process. In 2003, as part of ongoing efforts to refine and improve company direction, Duratek completed an innovative strategic planning process to guide our actions going forward. With systems in place for making connections between the very highest-level statement of the Company's vision to each employee's individual performance, we are bringing together capabilities and opportunities with renewed focus and direction.

Strategy is not simply a matter of identifying profitable growth opportunities. It is really a matter of defining optimum ways of achieving that growth. To that end, we have associated clear objectives with detailed action plans to ensure that ideas become realities. Capitalizing on the distinctions by which Duratek differentiates itself in the marketplace, we will grow based on our ability to deliver specialty, value-added services that set us apart and make us the preferred partner for our clients.

As a result of our strategic planning process, we grew outside our base business, supplying our services and technologies to closely related markets



2001

- Repaid $24M in term debt and reduced usage of line of credit by $6M over 2000.
- Improved from $9M loss in 2000 to $3M loss in 2001.
- Won Phase 1 of K-25 decommissioning project on DOE's Oak Ridge Site.
- Transferred ownership of pilot melter to DOE.
- Won contracts for research/technology development and design of melters to be built for Hanford WTP.
- Processed 57 million pounds of material, which included more metals than ever processed in a single year.

2002

- Generated over $34M in operating cash flow.
- Streamlined accounting and payroll systems, improving internal reporting.
- Met all milestones on federal contracts and added key wins on Hanford WTP, DUF_6, and SRS Salt Waste.
- Completed disposition of six large components for two nuclear power plants.
- Returned Commercial Processing group to profitability.
- Recovered Barnwell intangible asset amortization.

while emphasizing higher margin work. One example of this growth is the contract award from DOE to extract isotopes from enriched uranium. In this instance, we extended our capabilities into new areas for an existing customer. In other areas, we offer our capabilities to new customers, with special focus on the commercial industrial sector. In September 2003, we removed, packaged, and disposed of irradiated material left behind at an industrial site in Pennsylvania. The facility clean-up was under the direction of the U.S. Environmental Protection Agency, which is responsible for the clean-up of numerous contaminated sites (radioactive and/or hazardous) throughout the country.

Whether it is through new contracts, investments, services, or the right acquisitions, Duratek's continued growth and success will be derived from the expertise and innovation of our people. Over the past decade, we have indeed grown into a mature and capable company that is, in many ways, defining the direction of our industry. As we have shown in 2003, we will continue to work hard to grow and to succeed—as individuals and as a company.



2003

- Completed 100% melter design for Hanford WTP project.
- Completed testing on the pilot melter, producing 7.6 million pounds of glass in less than five years while maintaining an excellent safety record.
- Won more than $130 million of work from the U.S. government.
- Improved operating margins in Commercial Processing group from 6.9% in 2002 to 9.1% in 2003.
- Reduced radiation exposure while processing higher activity waste at Commercial Processing facilities.
- Transported four large components.
- Completed installation of an improved 12-vessel advanced liquid processing system at a nuclear power plant.
- Completed fabrication of a comprehensive liquid waste processing pilot test skid for plant demonstrations.



FINANCIAL SECTION



SELECTED FINANCIAL DATA

(in thousands of dollars and shares, except earnings per share dollars)

The selected financial data set forth below should be read together with the information under *Management's Discussion and Analysis of Financial Condition and Results of Operations* and our consolidated financial statements and related notes included in this Annual Report.

Our statements of operations for the years ended December 31, 2003, 2002, and 2001 and balance sheet data as of December 31, 2003 and 2002 set forth below are derived from our audited consolidated financial statements included in this Annual Report. The statements of operations data for the years ended December 31, 2000 and 1999 and balance sheet data as of December 31, 2001, 2000, and 1999 are derived from our audited consolidated financial statements which are not included in this Annual Report.

	Years Ended December 31,				
	2003	2002 [2]	2001	2000 [1]	1999 [1]
Statement of Operations Data:					
Revenues	**$ 285,901**	$ 291,536	$ 279,173	$ 228,542	$ 176,408
Cost of revenues	**217,493**	229,134	237,454	203,470	141,543
Gross profit	**68,408**	62,402	41,719	25,072	34,865
Selling, general and administrative expenses	**33,462**	33,583	34,991	29,962	15,168
Income (loss) from operations	**34,946**	28,819	6,728	(4,890)	19,697
Interest expense	**(6,903)**	(5,518)	(10,606)	(8,876)	(2,332)
Other income (expense), net	**76**	285	191	(281)	35
Income (loss) before income taxes (benefit), equity in income (loss) of joint ventures, and cumulative effect of a change in accounting principle	**28,119**	23,586	(3,687)	(14,047)	17,400
Income taxes (benefit)	**11,671**	9,673	(729)	(5,083)	6,464
Income (loss) before equity in income (loss) of joint ventures and cumulative effect of a change a change in accounting principle	**16,448**	13,913	(2,958)	(8,964)	10,936
Equity in income (loss) of joint ventures	**202**	(148)	(148)	(148)	(122)
Net income (loss) from continuing operations	**16,650**	13,765	(3,106)	(9,112)	10,814
Cumulative effect of a change in accounting principle, net of taxes	**(2,414)**	–	–	–	–
Net income (loss)	**14,236**	13,765	(3,106)	(9,112)	10,814
Preferred stock repurchase premium, dividends, and charges for accretion	**(36,154)**	(1,279)	(1,495)	(1,443)	(1,510)
Net income (loss) attributable to common stockholders	**$ (21,918)**	$ 12,486	$ (4,601)	$ (10,555)	$ 9,304

SELECTED FINANCIAL DATA *(cont'd.)*

(in thousands of dollars and shares, except earnings per share dollars)

	Years Ended December 31,				
	2003	2002 [(2)]	2001	2000 [(1)]	1999 [(1)]
Statement of Operations Data (continued):					
Income (loss) per share:					
Basic:					
Before cumulative effect of a change in acccounting principle	**$ (1.44)**	$ 0.92	$ (0.34)	$ (0.79)	$ 0.70
Cumulative effect of a change in accounting principle	**(0.18)**	-	-	-	-
	$ (1.62)	$ 0.92	$ (0.34)	$ (0.79)	$ 0.70
Diluted:					
Before cumulative effect of a change in accounting principle	**$ (1.44)**	$ 0.72	$ (0.34)	$ (0.79)	$ 0.55
Cumulative effect of a change in accounting principle	**(0.18)**	-	-	-	-
	$ (1.62)	$ 0.72	$ (0.34)	$ (0.79)	$ 0.55
Basic weighted average common stock outstanding	**13,561**	13,504	13,449	13,432	13,351
Diluted weighted average common stock outstanding	**13,561**	19,110	13,449	13,432	20,323

	As of December 31,				
	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working capital (deficiency)	**$ 12,902**	$ (17,076)	$ (16,573)	$ 3,877	$ 20,587
Total assets	**283,144**	254,132	272,649	298,700	157,320
Long-term debt and capital lease obligations	**116,562**	61,780	85,386	115,592	39,492
8% Cumulative convertible redeemable preferred stock	**300**	15,752	15,734	15,499	15,509
Stockholders' equity	**37,866**	59,862	46,884	51,085	60,729

(1) The results of the operations from the WMNS acquisition in June 2000 and the Frank W. Hake Associates, LLC acquisition in June 1999 are included in our results from the dates of acquisition.

(2) Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, we are no longer amortizing goodwill but rather testing such assets for impairment on an annual basis. If we had been required to adopt the provisions of the pronouncement effective as of January 1, 1999, net income (loss) and diluted net income (loss) per share would have been $(2.9) million and $(0.21) in 2001, $(9.3) million and $(0.69) in 2000, and $11.6 million and $0.57 in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto that follows in this report. The following discussion contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations, or risks and uncertainties that could cause actual results to be materially different from those in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Hereinafter, the terms "Duratek", "we", "our" or the "Company" and similar terms refer to Duratek, Inc. and its subsidiaries, unless the context indicates otherwise.

Overview

We operate in a complex environment due to the nature of our customers and our projects. These factors are described throughout this Annual Report. Due to the size and nature of many of our contracts, the estimation of overall risk, revenue and cost at completion is complicated and subject to many variables. Depending on the contract, this poses challenges to our executive management team in overseeing contract performance and in evaluating the timing of the recognition of revenues and project costs, both initially and when there is a change in project status. Thus, our executive management team spends considerable time in evaluating and structuring key contracts, in monitoring project performance, and in assessing the financial impact of many of our contracts. Due to the complexity in the revenue recognition for our projects, executive financial management is particularly attentive to developments in individual contracts that may affect the timing of revenues and related costs. During 2003, a number of projects continued to experience volatility with regards to financial results due to developments and risks associated with our projects and the continual changing environment for our customers.

The following is a summary of significant events in 2003 that had an impact on our financial results and thus received considerable financial management attention and scrutiny:

- In the third quarter of 2003, we recorded a $4.6 million reduction of gross profit as a result of an estimated loss on our EMWMF project in the Federal Services segment. These losses were incurred as a result of additional costs associated with record rain amounts in Tennessee that resulted in additional processing costs. We are aggressively managing the project to minimize future losses and are preparing several requests for equitable adjustments on the project that could help us reduce this estimated loss in the future.
- In the third quarter of 2003, we adjusted the schedule and cost assumptions that are used to determine our incentive fees for a significant project in the Federal Services segment. We are a subcontractor on this project and are following the estimates that were revised by our prime contractor in August 2003. This resulted in a contract-to-date revenue increase of $6.5 million.
- In the fourth quarter of 2003, we recorded a $1.7 million reduction of revenue relating to a decrease in award fees earned during 2003 on a Federal government project in the Federal Services segment due to failure of the prime contractor to meet certain regulatory and contract milestones.
- In the second quarter of 2003, we recognized $1.8 million of additional profit in the Commercial Services segment and a $1.0 million increase in revenues in the Commercial Processing and Disposal segment as a result of the successful completion of a large fixed-price logistics and transportation project. This project was completed ahead of schedule and below budget.
- We incurred an additional $2.5 million of interest expense in the fourth quarter of 2003 due to the write-off of the unamortized deferred financing costs that were incurred in 2000 in connection with our prior credit facility and replaced in December 2003 with our new credit facility.
- On December 16, 2003, we repurchased 151,467 shares of our 8% Cumulative Convertible Redeemable Preferred Stock $.01 par value ("Cumulative Convertible Redeemable Preferred Stock") from the investment partnerships controlled by The Carlyle Group for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million. This resulted in a $35.2 million of charges similar to a dividend, which is included in preferred stock repurchase premium, dividends, and charges for accretion in our consolidated statements of operations.

We continue to aggressively manage our projects to minimize these risks and the financial impact on us. More information on risks and our efforts to manage risks are available in Item 1 of our Annual Report on Form 10-K.

We provide services to commercial and government customers in the United States that ensures safe and secure radioactive materials disposition and nuclear facility operations. We possess a breadth of capabilities, technologies, assets, facilities, and qualified technical personnel that enable us to provide a full array of safe and secure radioactive materials disposition services. Our services include decommissioning services, nuclear facility operations, radioactive material characterization, processing, transportation, accident containment and restoration services, and final disposal. Our operations are organized into three primary segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal. Our revenues are derived almost equally from government and commercial customers.

Our Federal Services segment provides the following services as a contractor or subcontractor for the United States Department of Energy ("DOE") and other governmental entities:

- radioactive and hazardous waste characterization;
- storage, processing, packaging, transportation, and disposal services;

- nuclear facility commissioning, operations, and decommissioning;
- technology and engineering expertise; and
- on-site environmental remediation services on large government projects.

The timing and scope of DOE waste treatment projects will affect future operating results. These projects are typically approved and awarded when funding has been appropriated as part of the Federal government's annual budget process. Most of these projects are long-term and are required as part of environmental legislation. However, these projects are continually at risk of funding adjustments depending on the Federal government's current financial resources.

Our Commercial Services segment provides a broad range of proven technologies and services to nuclear power plants, government and industrial facilities, universities, and research/pharmaceutical laboratories. Our services include the following:

- liquid waste processing;
- transportation logistics (including complete brokerage services and large component disposition);
- radiological emergency response;
- area, building, and site characterization and decommissioning;
- instrumentation calibration and rental; and
- training.

We also provide technical support services to our commercial clients including project management, engineering, radiation protection support, and environmental consulting. These projects are typically approved and awarded by the respective commercial customer when funding has been appropriated as part of their annual budget process. Most of these projects are short-term and required as part of environmental legislation. However, these projects are continually at risk of funding adjustments depending on the commercial customer's current financial resources.

Our Commercial Processing and Disposal segment operates two facilities in Tennessee and two facilities in South Carolina. At the Tennessee facilities, we use multiple technologies to volume reduce and package customer waste for final disposition such as:

- incineration;
- compaction;
- melting and decontamination; and
- survey and release.

Future operating results will be affected by, among other things, the duration of commercial waste processing contracts and the amount of waste to be processed by our commercial waste processing operations pursuant to these contracts.

At the South Carolina facilities, we perform the following operations:

- materials disposal for the Department of Defense;
- specialty waste processing for nuclear power plants; and
- operate a disposal facility for the State of South Carolina.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to cost to complete long-term contracts, the cost to decontaminate and decommission ("D&D") facilities and equipment, the recoverability of long-lived assets including goodwill, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex, or subjective judgments. Our most critical accounting policies, which relate to revenue recognition, D&D liabilities, and recoverability of long-lived assets including goodwill, are discussed below.

Revenue Recognition

Commercial Waste Processing

The commercial waste processing operations have short-term and long-term contracts with commercial companies and governmental entities to provide waste processing services. Our services are primarily provided under fixed-unit-price contracts and usually require us to ship the processed waste product for burial on behalf of the customer. Our value added service is volume reduction of contaminated materials such as metal, wood, and paper to reduce the economic costs of burial. We recognize revenues when a contract has been executed, the contract price is fixed and determinable, as waste is processed, and collectibility of the contract price is considered probable. Revenue is recognized during the processing phase as units of waste are processed based on the unit prices quoted in the contracts (i.e. as the waste product is output from the process). Revenues related to the out-bound transportation and burial are deferred until the waste is shipped from our facility. Our fixed unit price contracts provide for additional customer billings if the characterization of the waste received is different from contract specifications or for certain increases in burial costs, both of which are estimated at the time waste is received and sorted. As of December 31, 2003, we have deferred revenues of $2.6 million relating to burial expense for waste that has been processed but has not been shipped from our facility. As of December 31, 2003, we have unbilled receivables of $3.9 million related to work performed that is billable upon completion of work and deferred revenues of $10.6 million for cash collections in advance of our performance of service. As of December 31, 2003, no amount of pending claims or pending change orders has been included in our revenues. Sometimes variances in weight and waste classification occur. These variances are identified when the waste is sorted and during the processing cycle and can have either a positive or negative impact on revenue, depending on the contract. When these variances are identified, revenue is adjusted to the correct weight or classification assuming the contract allows for such an adjustment.

Contract Revenue and Cost Recognition

The Federal Services and Commercial Services segments have long-term contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. We recognize revenues when a contract is executed, the contract price is fixed and determinable, funding has been received (in the case of federal government contracts), delivery of the service or products has occurred, and collectibility of the contract price is considered probable. Our Federal government contracts are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term on the contract as the services are provided. From time to time, we may proceed with work based on customer direction pending a Request for Equitable Adjustment ("REA") or finalization and signing of formal funding documents. We have an internal process for approving such work. All revenue recognition is deferred during periods in which funding is not received and costs are expensed as they are incurred. As of December 31, 2003, there are approximately $4.6 million outstanding requests for equitable adjustments in Federal Services and approximately $1.1 million outstanding in Commercial Services. As of December 31, 2003, no amount of these claims has been included in the contract value.

During 2003, we derived 62% of our Federal Services and Commercial Service segments revenues from government contracts and 38% of our Federal Services and Commercial Service segments revenues from commercial contracts. Our services are provided under time-and-materials, cost-plus award or incentive-fee, firm-fixed-price, and fixed-unit-rate contracts. We do not enter into fixed-price research and development contracts. As of December 31, 2003, based on revenues, we had 22% of time-and-materials contracts, 25% of cost-plus award or incentive-fee contracts, 19% of firm-fixed-price contracts, and 34% of fixed-unit-rate contracts. Under our time-and-materials contracts, we are paid for labor and costs incurred at negotiated contractual rates. Profitability on these contracts is driven by the extent of utilization of our billable personnel and cost control. We receive award and incentive fees on certain Federal government contracts, which are accrued when estimable, and collection is reasonably assured. We had recognized $9.1 million in incentive fee revenues in 2003, $6.0 million in 2002, and $4.9 million in 2001. Under our cost-plus award or incentive fee contracts, some of which are subject to contract ceiling amounts, we are reimbursed for allowable costs and fees, which may be fixed or performance-based. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all such costs. Under our incentive fee contracts, we are awarded fees if we meet certain contract commitments, including schedule, budget, and safety. If any of these commitments are not accepted, we could have a reduction in expected revenues. Quarterly assessments are made to measure our compliance with established contract commitments. We accrue award or incentive fees when estimable and collection is reasonably assured. Under our firm-fixed-price and fixed-unit-rate contracts, we receive a fixed price irrespective of the actual costs we incur and, consequently, we are exposed to a number of risks. These risks include underestimation of costs, problems with new technologies, unforeseen costs or difficulties, delays beyond our control, and economic and other changes that may occur during the contract period. For firm-fixed-price contracts, our revenues are recognized using the percentage-of-completion method of accounting, and is based on the proportion of costs incurred to total estimated contract costs or units of production. For fixed-unit-rate contracts, our revenues are recognized as units are completed based on the contractual unit rates.

For contracts entered into subsequent to July 1, 2003, we consider the segmentation criteria in Emerging Issues Task Force No. 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables,* and determine if there are elements of our contracts that are inconsistent with the scope of percentage-of-completion accounting as set forth in Statement of Position 81-1, *Accounting for Performance of Construction-type and Certain Production-type Contracts* ("SOP 81-1"). For those elements that are consistent with the scope of SOP 81-1, we consider the segmentation criteria of SOP 81-1 and the AICPA Audit and Accounting Guide, *Audits of Federal Government Contracts.* Through December 31, 2003, we have segmented only one contract.

The estimates of revenues and expenses on client contracts change periodically in the normal course of business and due to contract modifications. We record contract claims and pending change orders when revenue is probable, which generally is when accepted in writing by the customer. As of December 31, 2003, no amount of these pending claims has been included in the revenue. The cost to perform the work related to these claims and pending change orders is included in our estimates of contract profitability. Subcontractors have requested contract change orders totaling approximately $8.0 million related to scope changes requested by our customers where we have made identical claims to the customers. Based on agreement with our customers and our understanding of the contracts, recovery by these subcontractors is contingent upon our recovery from our customers. These amounts have not been included in the results of our operations.

Provisions for estimated losses on individual contracts are made in the period in which the losses are identified and include all estimated direct costs to complete the contract (excludes future general and administrative costs expected to be allocated to the contract). Contract acquisition costs are expensed as incurred.

Contracts typically provide for periodic billings monthly or based on contract milestones. The difference between costs and estimated earnings in excess of billings on uncompleted contracts is classified as unbilled receivables and billings in excess of costs and estimated earnings on uncompleted contracts are classified as unearned revenues. As of December 31, 2003, we have unbilled receivables for Commercial Services and Federal Services segments of $14.0 million of which $6.6 million related to work performed that is currently billable and deferred revenues for the Commercial Services and Federal Services segments of $10.0 million for cash collections in advance of performance of services.

Revisions in revenues, cost, and profit estimates, or measurements in the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Such revisions could occur at any time and the effects could be material. A change order is included in total estimated contract revenue when revenue is probable, which generally is when accepted in writing by the customer. Until then, no revenue or profit is recognized.

Although we have a history of making reasonably dependable estimates of the extent of progress towards completion of contract revenue and of contract completion costs on our long-term engineering and construction contracts, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates, and it is possible that such variances could be material to our operating results.

Any estimation process, including that used in preparing contract estimates, involves inherent risk. We reduce the inherent risk relating to estimates of the percentage-of-completion, award and incentive fees, claims/pending change orders, and cost estimates through corporate policy, approval and monitoring processes, which includes a detailed monthly review and status report to management of all significant contracts with such risk. The Project Manager submits a formal monthly activity report to management and all estimates are reviewed by the Management for consistency and reasonableness.

D&D Liabilities

We have responsibility related to the cost to D&D the facilities and equipment in Tennessee and South Carolina and equipment used at customer sites in the Commercial Services segment. Such costs will generally be paid upon closure of such facilities or disposal of such equipment.

Similarly, under our license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act, we will be obligated for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and its buildings and equipment located at the Barnwell site. We have recorded accruals related to these D&D liabilities.

On January 1, 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires us to record the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the ARO, the ARO will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Upon adoption of SFAS No. 143, on January 1, 2003, we recognized the following changes to our consolidated financial statements: increase property, plant and equipment by $5.9 million and increase facility and equipment D&D liabilities by $9.9 million. We recognized a $2.4 million cumulative effect of a change in accounting principle, net of tax ($4.0 million pre-tax).

As of December 31, 2003, our D&D liabilities consist of facility and equipment ARO of $20.1 million and Barnwell closure of $20.8 million. Under the terms of the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the "Act"), and our license with the State of South Carolina, we were required to establish a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of trust fund.

We update our closure and remediation cost estimates for D&D on an annual basis. These estimates are based on current technology, regulations, and burial rates. We are unable to reasonably estimate the impact that changes in technology, regulations, and burial rates will have on the ultimate costs. Changes in these factors could have a material impact on these estimates.

Recoverability of Long-Lived Assets, Including Goodwill

We have made significant business acquisitions for which we have recorded the fair value of long-lived assets acquired and related goodwill and other intangible assets. We review long-lived assets and certain identifiable intangibles for impairment whenever events or circumstances indicate the carrying value of such assets may not be recoverable.

We adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, and SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, on January 1, 2002. As of December 31, 2003, we had $70.8 million of goodwill and $4.7 million of intangible assets with estimable useful lives on our consolidated balance sheet. We do not have any other intangible assets with indefinite useful lives.

Goodwill is not amortized, but rather is tested annually for impairment, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. We tested our goodwill at the end of the first quarter of 2003 and 2002 in accordance with the standard and concluded that no impairment charge was required. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of excess carrying value over fair value. During 2003, 2002, and 2001, we concluded that no impairment charge was required.

Results of Operations

Year to Date 2003 Compared to Year to Date 2002

The table below sets forth certain consolidated statement of operations information for the years ended December 31, 2003 and 2002.

			Increase (decrease)	
(in thousands)	**2003**	2002	Dollar	Percent
Revenues	**$ 285,901**	$ 291,536	$ (5,635)	(1.9%)
Cost of revenues	**217,493**	229,134	(11,641)	(5.1%)
Gross profit	**68,408**	62,402	6,006	9.6%
Percent of revenues	***23.9%***	*21.4%*		
Selling, general and administrative expenses	**33,462**	33,583	(121)	(0.4%)
Percent of revenues	***11.7%***	*11.5%*		
Income from operations	**34,946**	28,819	6,127	21.3%
Percent of revenues	***12.2%***	*9.9%*		
Interest expense	**(4,357)**	(5,518)	1,161	
Write-off of deferred bank financing costs [1]	**(2,546)**	-	(2,546)	
Other income, net	**76**	285	(209)	
Income taxes	**11,671**	9,673	1,998	
Equity in income (loss) of joint ventures	**202**	(148)	350	
Net income before cumulative effect of a change in accounting principle	**16,650**	13,765	2,885	
Cumulative effect of a change in accounting principle, net of tax	**(2,414)**	-	(2,414)	
Net income	**14,236**	13,765	471	
Preferred stock repurchase premium, dividends, and charges for accretion	**(36,154)**	(1,279)	(34,875)	
Net income (loss) attributable to common stockholders	**$ (21,918)**	$ 12,486	$ (34,404)	

(1) Included in interest expense in the consolidated statement of operations.

Revenues decreased primarily due to the Environmental Management Waste Management Facility ("EMWMF") project, the Hanford RPP-WTP projects, and incremental revenues recognized during 2002 relating to a large component project in Memphis and from a consolidated joint venture. Partially offsetting these decreases were increases in revenues relating to an incentive fee on a Federal government subcontract, site D&D projects, a transportation and logistics contract that was successfully completed, the transportation services operations, and revenues relating to the award of new work or the change in work scope on existing contracts in the Federal Services segment.

Gross profit increased primarily due to the increase in revenues by the Commercial Services segment. As a percent of revenues, gross profit increased primarily due to the incentive fee recognized on a Federal government subcontract, the successful completion of a transportation and logistics contract, and higher margins realized on site D&D projects, partially offset by a contract loss recognized on the EMWMF contract.

The following table summarizes revenues, gross profit, and income from operations by business segments for the years ended December 31, 2003 and 2002:

(in thousands)	2003	2002	Increase (decrease) Dollar	Increase (decrease) Percent
Federal Services:				
Revenues	**$ 125,839**	$ 135,310	$ (9,471)	(7.0%)
Gross profit	**25,991**	25,761	230	0.9%
Percent of revenues	***20.7%***	*19.0%*		
Income from operations	**11,847**	11,510	337	2.9%
Percent of revenues	***9.4%***	*8.5%*		
Commercial Services:				
Revenues	**$ 74,945**	$ 64,931	$ 10,014	15.4%
Gross profit	**25,455**	17,267	8,188	47.4%
Percent of revenues	***34.0%***	*26.6%*		
Income from operations	**15,611**	10,125	5,486	54.2%
Percent of revenues	***20.8%***	*15.6%*		
Commercial Processing and Disposal:				
Revenues	**$ 85,117**	$ 91,295	$ (6,178)	(6.8%)
Gross profit	**16,962**	19,374	(2,412)	(12.4%)
Percent of revenues	***19.9%***	*21.2%*		
Income from operations	**7,488**	7,184	304	4.2%
Percent of revenues	***8.8%***	*7.9%*		

Federal Services

Revenues decreased $9.5 million primarily due to the following variances:

- Completion of the construction phase of the EMWMF project in 2002 for which $13.7 million in revenues were recognized.
- A decrease in revenues of $0.9 million relating the operation phase of the EMWMF contract relating to a decrease in the waste receipt volume.
- A decrease in revenues of $9.2 million relating to the Hanford RPP-WTP projects due to a decrease in contract costs incurred as a result of the contract winding down.
- Incremental revenues of $3.7 million recognized during 2002 from a consolidated joint venture related to work performed to clean up and close an environmental technology site in Colorado. Effective October 2002, we negotiated a buyout agreement with the joint venture partner and we continue to work on the project as a subcontractor to our former joint venture partner.
- A decrease in revenues of $2.2 million in 2003 compared to 2002 relating to a decrease in the level of incentive fees earned on a Federal government subcontract primarily due to failure of the prime contractor to meet a regulatory milestone and a reduction of reimbursable expenses.

- Partially offsetting these decreases was an increase in revenues relating to:
  - An increase in revenues of $6.5 million relating to revised estimates of an incentive fee accrued on a Federal government subcontract. This incentive fee is calculated based upon the projected completion target date. Additional amounts may be earned under the incentive fee if the project completion date is earlier than the target date. Conversely, if the target date were delayed, lower amounts would be earned under the incentive fee. During the third quarter of 2003, we revised our accrual estimate based upon correspondence with the project's prime contractor and their discussion and correspondence with the customer.
  - An increase in revenues, net, of $12.4 million relating to the award of new work or the change in work scope on existing contracts.

Gross profit increased slightly primarily due to:

- An increase in gross profit of $5.0 million relating to the incentive fee recognized on a Federal government subcontract.
- An increase in gross profit of $5.5 million relating to the award of new work or the change in work scope on existing contracts.
- A loss provision recognized in 2002 relating to work performed to clean up and close a DOE environmental technology site in Colorado.
- Partially offsetting these increases were decreases in gross profit relating to:
  - The EMWMF contract had a decrease in gross profit of $8.2 million in 2003 compared to 2002 relating to the reduction in waste receipt volumes as discussed above and a revision to the estimated contract profitability resulting from a reassessment of the project's status, which was required primarily due to an increase in cost estimated to operate the facility due to abnormal amounts of rain water at the EMWMF site. We are in negotiation with the customer to obtain equitable adjustments for the higher operating costs. Any increase in contract value will be included in revenue when approved by the customer.
  - A decrease in gross profit of $1.9 million in 2003 compared to 2002 relating to the Hanford RPP-WTP projects as a result of the contract winding down.
  - A decrease in gross profit of $1.7 million in 2003 compared to 2002 relating to a decrease in award fees earned on a Federal government subcontract primarily due to failure of the prime contractor to meet a regulatory milestone and a reduction of reimbursable expenses.

Commercial Services:

Revenues increased $10.0 million primarily due to the following:

- An increase in revenues of $3.5 million relating to site D&D projects, which include the award of new work.
- Revenues of $1.8 million relating to the successful completion of a transportation and logistics contract.
- An increase in revenues of $2.8 million from the transportation services operations relating to higher revenues from the rental of casks and an increase in business due to a change in the competitive environment that includes the loss of a competitor.
- Partially offsetting these increases was a decrease of $1.8 million from the radiological engineering services business relating to low margin work that was not being pursued in 2003.

Gross profit increased $8.2 million primarily due to the following:

- An increase in gross profit of $5.3 million relating to site D&D projects, which include the award of new work.
- An increase in gross profit of $3.0 million relating to the successful completion of a transportation and logistics contract.
- An increase in gross profit of $1.6 million relating to the transportation services operations.

As a percent of revenues, gross profit increased primarily due to the successful completion of transportation and logistics contract and higher margins realized on site D&D projects.

Commercial Processing and Disposal:

Revenues decreased $6.2 million primarily due to the following variances:

- In 2002, revenues of $5.1 million were recognized relating to a large component project in Memphis and revenues of $1.5 million were recognized by the Barnwell low-level radioactive disposal operation relating to a decision by the South Carolina Public Service Commission to allow a portion of the amortization expense of the Barnwell Operating Rights as a reimbursable allowable cost. The Barnwell Operating Rights revenue related to the amortization expense since July 1, 2000.
- Partially offsetting these decreases was increases in revenues relating to:
  - An increase in revenues of $1.6 million from the fixed based processing facility in Tennessee due to an increase in activity relating to waste received from customers that does not require processing and can be directly sent for burial and higher processed volume, offset lower priced waste due to a change in the processed waste mix.

- An increase in revenues of $1.0 million from the Barnwell operation primarily relating to disposal work performed on a transportation and logistics contract at the Barnwell low-level radioactive waste disposal site and revenues on special decommissioning work performed at the disposal site.

Gross profit decreased $2.4 million primarily due to revenues recognized in 2002 by the Barnwell operation relating to the amortization expense of the Barnwell Operating Rights, which represented the revenue on the amortization expense since July 1, 2000, and due to the fixed based processing facility in Tennessee, which incurred higher personnel related expenses and expenses related to production. Excluding the effects of revenues relating to Barnwell Operating Rights, gross profit as a percent of revenues decreased slightly.

Selling, General and Administrative Expense and Other Non-operating Items:

Selling, general and administrative expense decreased slightly primarily due to lower personnel related expenses as a result of a reduction in work force in 2002 and lower bank related fees, partially offset by an increase in professional services fees, bid and proposal expenses, information system related expenses, and directors fees.

Interest expense in 2003 includes $2.5 million of unamortized deferred financing costs that were expensed due to the establishment of the new credit facility in December 2003. The unamortized deferred financing costs were incurred in June 2000 in connection with the establishment of the prior credit facility. Excluding this amount, interest expense decreased as a result of the lower average borrowing and lower interest rates.

Income taxes increased $2.0 million primarily due to the increase in pre-tax income and an increase in the effective tax rate from 41.0% in 2002 to 41.5% in 2003. The increase in the effective tax rate was primarily related to an Internal Revenue Services audit. Our effective tax rate is higher than the Federal statutory rate of 35% primarily due to state income taxes and expenses that are not deductible for Federal income tax purposes.

We recognized a cumulative effect of a change in accounting principle of $2.4 million, net of tax, relating to the adoption of SFAS No. 143 in 2003. (see note 10 in the Notes to Consolidated Financial Statements.)

On December 16, 2003, we repurchased 151,467 shares of the Cumulative Convertible Redeemable Preferred Stock par value $.01 per share from the investment partnerships controlled by The Carlyle Group for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million. This resulted in a $35.2 million charge similar to a dividend, which is included in preferred stock repurchase premium, dividends, and charges for accretion in our consolidated statements of operations.

Year to Date 2002 Compared to Year to Date 2001

The table below sets forth certain consolidated statement of operations information for the years ended December 31, 2002 and 2001.

(in thousands)			Increase (decrease)	
	2002	2001	Dollar	Percent
Revenues	**$ 291,536**	$ 279,173	$ 12,363	4.4%
Cost of revenues	**229,134**	237,454	(8,320)	(3.5%)
Gross profit	**62,402**	41,719	20,683	49.6%
Percent of revenues	***21.4%***	*14.9%*		
Selling, general and administrative expenses	**33,583**	34,991	(1,408)	(4.0%)
Percent of revenues	***11.5%***	*12.5%*		
Income from operations	**28,819**	6,728	22,091	328.3%
Percent of revenues	***9.9%***	*2.4%*		
Interest expense	**(5,518)**	(10,606)	5,088	
Other income, net	**285**	191	94	
Income taxes (benefit)	**9,673**	(729)	10,402	
Equity in loss of joint venture	**(148)**	(148)	-	
Net income (loss)	**13,765**	(3,106)	16,871	
Preferred stock dividends and charges for accretion	**(1,279)**	(1,495)	216	
Net income (loss) attributable to common stockholders	**$ 12,486**	$ (4,601)	$ 17,087	

As previously indicated, we adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. If the provisions of SFAS No. 142 were in effect in 2001, our net loss would have been $2.9 million.

Revenues increased $12.4 million primarily due to revenues of $7.1 million relating to a large component project in Memphis, revenues of $3.3 million from the site D&D business due to an increase in the volume of work on existing contracts, incremental revenues of $2.1 million recognized in 2002 from a consolidated joint venture, and revenues of $17.3 million relating to the award of new work and increase in work scope on existing contracts in the Federal Services segment. Partially offsetting these increases was decreases in revenues of $6.5 million primarily due to the sale in April 2001 of the technical support services business, revenues of $4.4 million relating to the sale of limited rights of our vitrification technology in 2001, revenues of $3.8 million from the commercial processing operations in Tennessee, and revenues of $3.4 million relating to the radiological engineering services business.

Gross profit increased $20.7 million primarily due to the increase in revenues, losses recognized in 2001 on two significant contracts, and decreases in operating expenses incurred by the commercial processing operation, partially offset by the gain in 2001 of $4.2 million on the sale of limited rights of our vitrification technology. As a percent of revenues, gross profit increased primarily due to the Commercial Processing and Disposal segment. In 2001, the results from the commercial processing operation in Tennessee include losses on two significant contracts. In 2002, operational issues at the commercial processing operation in Tennessee were addressed, resulting in favorable operating expenses.

The following table summarizes revenues, gross profit, and income from operations by business segments for the years ended December 31, 2002 and 2001:

			Increase (decrease)	
(in thousands)	**2002**	2001	Dollar	Percent
Federal Services:				
Revenues	**$ 135,310**	$ 119,936	$ 15,374	12.8%
Gross profit	**25,761**	25,597	164	0.6%
Percent of revenues	***19.0%***	*21.3%*		
Income from operations	**11,510**	15,509	(3,999)	(25.8%)
Percent of revenues	***8.5%***	*12.9%*		
Commercial Services:				
Revenues	**$ 64,931**	$ 71,446	$ (6,515)	(9.1%)
Gross profit	**17,267**	18,268	(1,001)	(5.5%)
Percent of revenues	***26.6%***	*25.6%*		
Income from operations	**10,125**	10,260	(135)	(1.3%)
Percent of revenues	***15.6%***	*14.4%*		
Commercial Processing and Disposal:				
Revenues	**$ 91,295**	$ 87,791	$ 3,504	4.0%
Gross profit (loss)	**19,374**	(2,146)	21,520	(1,002.8%)
Percent of revenues	***21.2%***	*(2.4%)*		
Income (loss) from operations	**7,184**	(19,041)	26,225	(137.7%)
Percent of revenues	***7.9%***	*(21.7%)*		

Federal Services

Revenues increased $15.3 million primarily due to:

- Incremental revenues of $2.1 million recognized in 2002 from a consolidated joint venture related to work performed to clean up and close an environmental technology site in Colorado.
- $17.3 million relating to the award of new work and increase in work scope on existing contracts.
- Partially offsetting these increases was a decrease of $4.4 million relating to revenues recognized in 2001 from the sale of limited rights of our vitrification technology.

Gross profit increased $0.2 million primarily due to the increase in revenues, offset by the gain in 2001 of $4.2 million on the sale of limited rights of our vitrification technology.

Commercial Services

Revenues decreased by $6.5 million primarily due to the sale in April 2001 of the technical support services business and by $3.4 million in the radiological engineering services business due to the completion of a large contract in 2001 relating to non-utility clean up and emergency response. Partially offsetting these decreases was an increase in revenues of $3.3 million from the site D&D business due to an increase in the volume of work on an existing contract.

Gross profit decreased by $1.0 million primarily due to the decrease in revenues from the radiological engineering services business, from the technical support services business that was sold in April 2001, and the completion of a large contract in 2001 relating to non-utility clean up and emergency response, partially offset by an increase in gross profit from the site D&D business.

Commercial Processing and Disposal

Revenues increased $3.5 million in primarily due to:

- Revenues of $7.1 million relating to a large component project in Memphis.
- Revenues of $1.5 million recognized by the Barnwell low-level radioactive waste disposal facility relating to a decision by the South Carolina Public Service Commission to allow a portion of the amortization expense of the Barnwell operating rights as a reimbursable allowable cost. The incremental revenues recognized during 2002 include an adjustment to record revenue for the reimbursement of this amortization expense since July 1, 2000, the date that the decision by the South Carolina Public Service Commission went into effect.
- Partially offsetting these increases were decreases in revenues primarily due to:
  - A decrease in revenues of $3.8 million from the commercial processing operations in Tennessee, primarily due to a change in the processed waste mix and lower processing volume.
  - A decrease in revenues of $1.4 million from the Barnwell low-level radioactive waste disposal facility and the Duratek Consolidation & Services Facility due to lower volumes of waste received in 2002.

Gross profit increased by $21.5 million primarily due to operational problems in 2001 at the commercial processing operation in Tennessee. The 2001 results included a $1.0 million provision for loss on a large component project and a $3.6 million accrual for costs associated with various high radiation customer waste. In addition, the following contributed towards the gross profit increase: lower labor expense as a result of a reduction in the work force, a decrease in transportation expense due to the increased use of rail transportation, lower material expense, a more favorable mix of waste than previously estimated on a significant high radiation project completed in 2002, and lower burial expense relating to the commercial processing operations. Revenues recognized by the Barnwell low-level radioactive waste disposal facility on the amortization of Barnwell operating rights also contributed to the increase. As a result of these items, gross profit as a percent of revenues increased significantly.

Selling, General and Administrative Expense and Other Non-operating Items

Selling, general and administrative expenses decreased by $1.4 million primarily due to a reduction in marketing expense, partially offset by higher personnel related expenses.

Interest expense decreased by $5.1 million as a result of the lower average borrowings and lower interest rates.

During 2002, we incurred income tax expense of $9.7 million, compared to an income tax benefit of $0.7 million in 2001 as a result of our 2001 operating loss. Our effective tax rate for 2001 was a benefit of 19.8% compared with an expense of 41.0% in 2002. The 2001 rate was lower primarily because of certain state tax obligations.

Liquidity and Capital Resources

We generated $40.7 million in cash from operating activities for the year ended December 31, 2003. By comparison, we generated $37.1 million in cash flows from operating activities for the year ended December 31, 2002. The increase in cash flow was primarily attributable to an increase in net income and improvement in our collection process of accounts receivable. The improvement in accounts receivable was partially offset by an increase in costs and estimated earnings in excess of billings on uncompleted contracts of $6.8 million, which was primarily attributable to the timing of the receipt of an incentive fee on a Federal government subcontract. The increase in unearned revenues of $4.9 million was due to a higher volume of advance payments for services in the Commercial Processing and Disposal and Commercial Services segments. The cash balance as of December 31, 2003 includes approximately $9.0 million in net amounts owed to the State of South Carolina relating to the operations of the Barnwell low-level radioactive waste disposal facility. Under South Carolina law, we are required to bill customers based on the disposal rates agreed upon by the State. On an annual basis, following the State's fiscal year-end on June 30, we remit amounts billed to and paid by customers of the waste disposal site less our fee for operating the site during such fiscal year.

We generated $37.1 million in cash from operating activities for the year ended December 31, 2002. By comparison, we generated $13.3 million in cash from operating activities for the year ended December 31, 2001. The increase in cash flow is primarily attributable to an increase in net income and an increase in costs and estimated earning in excess of billings on uncompleted contracts. This increase is attributable to the billing and collection of unbilled amounts from

2001 relating to the construction phase of the EMWMF contract. The cash balance as of December 31, 2002 includes approximately $8.7 million in net amounts owed to the State of South Carolina, offset by amounts used in operations.

During 2003, we used $5.2 million in cash investing activities consisting primarily of $4.8 million for the purchase of property, plant and equipment. By comparison, during 2002, we used $2.8 million in cash flows for investing activities consisting primarily of $2.6 million for the purchase of property, plant and equipment. The increase in the investment in property, plant and equipment is primarily attributable to the investment required to support the growth of the Commercial Services segment and is expected to be at or slightly above the 2003 level.

Historically, our primary liquidity requirements have been for debt service under our bank credit facilities, for working capital requirements, and for acquisitions. We have funded these requirements primarily through internally generated operating cash flows and funds borrowed under our bank credit facilities, and we expect this to continue in 2004.

On December 16, 2003, we repurchased 151,467 shares of our Cumulative Convertible Redeemable Preferred Stock from the investment partnerships controlled by The Carlyle Group for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million. The purchase was based on a price of $9.74 per share of our common stock. Each share of Cumulative Convertible Redeemable Preferred Stock is convertible into 33.333 shares of our common stock. As of December 31, 2003, there were 3,003 shares of Cumulative Convertible Redeemable Preferred Stock outstanding that are held by The Carlyle Group. In connection with the repurchase transaction, we entered into a stockholders agreement with The Carlyle Group. Under the stockholders agreement, The Carlyle Group has agreed to waive its right to convert these 3,003 shares of Cumulative Convertible Redeemable Preferred Stock into common stock. The stockholders agreement provides that we are obligated to purchase these 3,003 shares of Cumulative Convertible Redeemable Preferred Stock on or before September 29, 2005 at a minimum purchase price of $324.67 per share. As a result of the waiver of the conversion right, this obligation is included in long-term debt where it is titled "Cumulative Convertible Redeemable Preferred Stock". Prior to this repurchase transaction, there were 157,525 shares of Cumulative Convertible Redeemable Preferred Stock outstanding. As of December 31, 2003, in addition to the 3,003 shares held by The Carlyle Group, there were 3,002 shares of Cumulative Convertible Redeemable Preferred Stock that remain outstanding with other parties. These shares are presented in our consolidated balance sheet as 8% Cumulative Convertible Redeemable Preferred Stock, $.01 par value. The repurchase transaction improves our near-term cash flow by reducing the dividends on the Cumulative Convertible Redeemable Preferred Stock and replacing them with lower cost debt capital. Additionally, the repurchase transaction simplifies our capital structure, enhances our ability to attract additional capital, and eliminates the market uncertainty over the timing of a future conversion of the Cumulative Convertible Redeemable Preferred Stock and the sale of the underlying common stock by The Carlyle Group.

On December 16, 2003, in connection with the Cumulative Convertible Redeemable Preferred Stock repurchase transaction, we entered into a new bank credit facility. As of December 31, 2003, the new bank facility consists of a $30.0 million revolving line of credit, including a $15.0 million sub limit for the issuance of standby letters of credit, to fund working capital requirements and a six-year $115.0 million term loan. Proceeds of the term note were used to repay $53.9 million of existing term debt under our prior credit facility and to repurchase 151,467 shares of the Cumulative Convertible Redeemable Preferred Stock for $49.2 million in cash plus accrued and unpaid dividends of $2.5 million, net of transaction costs and related expenses.

Borrowings under the new credit facility bear interest at the prime rate plus an applicable margin or, at our option, London Interbank Offered Rates ("LIBOR") plus an applicable margin. For term loans, the applicable margin is 2.75% for prime rate loans and 4.00% for LIBOR loans. For revolving loans, the applicable margin is determined based on our leverage ratio and can range from 2.00% to 2.50% for prime rate loans and from 3.25% to 3.75% for LIBOR loans. The new credit facility requires us to maintain certain financial ratios and contains restrictions on our ability to pay cash dividends, other than on the remaining shares of Cumulative Convertible Redeemable Preferred Stock, and limitations on the our ability to make acquisitions. The new credit facility is secured by substantially all of our assets and the assets of our direct and indirect subsidiaries.

As of December 31, 2003, there were no borrowings outstanding under the revolving line of credit, $7.5 million in outstanding letters of credit, and a $115.0 million six-year term loans bearing interest at LIBOR plus 4.00% (5.16%). As of December 31, 2003, the $30.0 million in total available borrowings under the revolving line of credit were reduced by the $7.5 million in outstanding letters of credit, for a net borrowing availability of $22.5 million under the revolving line of credit.

We are required to post, from time to time, standby letters of credit and surety bonds to meet certain customer contract requirements. We do not directly post financial assurance instruments or other guarantees for our subcontractors. As of December 31, 2003, we had outstanding assurance instruments of $20.8 million, including $7.5 million in letters of credit and $13.3 million in surety bonds, which expire at various contract completion dates. We have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties. The letters of credit are issued under our bank credit agreement up to $15.0 million as a sublimit to the $30.0 million revolving line of credit. The bank credit agreement limits the amount of outstanding surety bonds to $35.0 million.

The following table summarizes our contractual cash obligations as of December 31, 2003 (in 000's):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt (A)	$1,150	$4,425	$2,300	$108,100	$115,975
Capital leases (B)	257	328	2	–	587
Operating leases (B)	3,102	3,421	507	–	7,030
Convertible preferred stock dividends (C)	48	36	–	–	84
Purchase obligations (D)	–	–	–	–	–

(A) See note 7 to Consolidated Financial Statements.

(B) See note 20 to Consolidated Financial Statements.

(C) See note 11 to Consolidated Financial Statements.

(D) We generally do not make unconditional, noncancellable purchase commitments. We enter into purchase orders that have a duration of less than one year in the normal course of business.

Following the Cumulative Convertible Redeemable Preferred Stock repurchase transaction, we have issued and outstanding 3,002 shares of Cumulative Convertible Redeemable Preferred Stock that remain outstanding with parties other than The Carlyle Group. These shares are convertible into our common stock at a conversion price of $3.00 per preferred share. If these shares are not previously converted, we are required to redeem these outstanding shares on September 30, 2005 for $100 per preferred share plus accrued and unpaid dividends, unless such date is extended with the approval of the holders of the stock. In addition, pursuant to a stockholders agreement with The Carlyle Group, we are obligated to purchase the outstanding 3,003 shares of Cumulative Convertible Redeemable Preferred Stock held by The Carlyle Group on or before September 29, 2005 at a minimum purchase price of $324.67 per share.

We believe that cash flows from operations, cash resources at December 31, 2003 and, if necessary, borrowings under our credit facility will be sufficient to fund our operating cash, capital expenditure and debt service requirements for at least the next twelve months. Over the longer term, our ability to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors. Depending upon market conditions, we may seek to supplement our capital resources with debt or equity financing.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases as of December 31, 2003.

New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF 00-21 addresses the accounting for contractual arrangements in which multiple revenue-generating activities are performed. EITF 00-21 was effective for us for contracts executed after June 30, 2003 and did not have a material impact on our results of operations during the six months ended December 31, 2003.

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,* was generally effective for financial instruments entered into or modified after May 31, 2003. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement does not have a material impact to the consolidated financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities,* which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: the equity investment risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; the equity investors lack certain essential characteristics of a controlling financial interest. FASB Interpretation No. 46R has been adopted and currently does not have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Our major market risk relates to changing interest rates. At December 31, 2003, we have floating rate long-term debt of $115.0 million, of which the current portion is $1.2 million. We entered into an interest rate swap agreement effective on July 22, 2003 partially to mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. The contract's notional amount was $55.9 million at inception and declines each quarter over the life of the contract in proportion to our estimated outstanding balance of the related long-term debt under the prior credit facility. Additionally, the new credit facility requires us to have in place an interest rate protection arrangement for aggregate notional amount of at least 40% of the aggregate outstanding principle amount of the term loans until June 30, 2006. The contract's notional amount is $50.8 million at December 31, 2003. Under the terms of the contract, we pay a fixed rate of 1.895% and receive LIBOR, which resets every 90 days. The contract matures on June 30, 2006. The fair value of the contract at December 31, 2003 is approximately seven thousand dollars.

We use derivative financial instruments to manage our exposure to movements in interest rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk to us as well as achieve a desired proportion of variable and fixed rate debt. Our initial strategy was to lock into a fixed rate of interest with a pay-fixed, receive-variable interest rate swap, thereby hedging exposure to the variability in market interest rate fluctuations. We have implemented policies which restrict the usage of derivatives to non-trading purposes.

Average outstanding borrowings under the revolving credit portion of the credit facility were $0.2 million during the twelve months ended December 31, 2003. In addition, we do not have any material foreign currency or commodity risk.

Since our variable rate debt was partially hedged during 2003, a hypothetical interest rate change of 1% would have changed interest expense by approximately $0.6 million. Additionally, change in market interest rates would impact the fair value of our long-term obligations.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(in thousands of dollars, except per share amounts)

	2003	2002
Assets		
Current assets:		
Cash	**$ 35,174**	$ 2,323
Accounts receivable, less allowance for doubtful accounts of $842 in 2003 and $2,694 in 2002	**38,378**	48,420
Cost and estimated earnings in excess of billings on uncompleted contracts	**15,464**	12,828
Prepaid expenses and other current assets	**5,778**	9,055
Deferred income taxes	**1,112**	2,168
Total current assets	**95,906**	74,794
Retainage	**7,555**	4,969
Property, plant and equipment, net	**69,416**	69,287
Goodwill	**70,797**	70,797
Other intangible assets	**4,718**	5,675
Decontamination and decommissioning trust fund	**20,767**	19,693
Other assets	**13,985**	8,917
Total assets	**$ 283,144**	$ 254,132
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 1,150**	$ 10,400
Accounts payable	**12,851**	13,911
Accrued expenses and other current liabilities	**39,592**	41,147
Unearned revenues	**21,410**	16,476
Waste processing and disposal liabilities	**8,001**	9,936
Total current liabilities	**83,004**	91,870
Long-term debt, less current portion	**114,825**	50,749
Facility and equipment decontamination and decommissioning liabilities	**40,855**	28,778
Other noncurrent liabilities	**1,860**	4,472
Deferred income taxes	**4,434**	2,649
Total liabilities	**244,978**	178,518
8% Cumulative Convertible Redeemable Preferred Stock, $.01 par value; 160,000 shares authorized, 3,002 shares issued and outstanding at December 31, 2003 and 157,525 shares issued and outstanding at December 31, 2002 (see note 11)	**300**	15,752
Stockholders' equity:		
Preferred stock – $0.01 par value; authorized 4,740,000 shares; none issued	**-**	-
Series B junior participating preferred stock, $.01 par value; 100,000 shares authorized; none issued	**-**	-
Common stock – $0.01 par value; authorized 35,000,000 shares; issued 15,229,100 shares in 2003 and 15,142,419 shares in 2002	**152**	151
Capital in excess of par value	**78,375**	77,715
Accumulated deficit	**(30,026)**	(8,108)
Treasury stock at cost, 1,738,720 shares in 2003, 1,612,376 shares in 2002	**(10,635)**	(9,577)
Deferred compensation	**-**	(319)
Total stockholders' equity	**37,866**	59,862
Commitments and contingencies (notes 2 and 20)		
Total liabilities and stockholders' equity	**$ 283,144**	$ 254,132

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001
(in thousands of dollars, except per share amounts)

	2003	2002	2001
Revenues	**$ 285,901**	$ 291,536	$ 279,173
Cost of revenues	**217,493**	229,134	237,454
Gross profit	**68,408**	62,402	41,719
Selling, general and administrative expenses	**33,462**	33,583	34,991
Income from operations	**34,946**	28,819	6,728
Interest expense	**(6,903)**	(5,518)	(10,606)
Other income, net	**76**	285	191
Income (loss) before income taxes (benefit), equity in income (loss) of joint ventures, and cumulative effect of a change in accounting principle	**28,119**	23,586	(3,687)
Income taxes (benefit)	**11,671**	9,673	(729)
Income (loss) before equity in income (loss) of joint ventures and cumulative effect of a change in accounting principle	**16,448**	13,913	(2,958)
Equity in income (loss) of joint ventures	**202**	(148)	(148)
Net income (loss) before cumulative effect of a change in accounting principle	**16,650**	13,765	(3,106)
Cumulative effect of a change in accounting principle, net of taxes	**(2,414)**	-	-
Net income (loss)	**14,236**	13,765	(3,106)
Preferred stock repurchase premium, dividends and charges for accretion	**(36,154)**	(1,279)	(1,495)
Net income (loss) attributable to common stockholders	**$ (21,918)**	$ 12,486	$ (4,601)
Income (loss) per share:			
Basic:			
Before cumulative effect of a change in accounting principle	**$ (1.44)**	$ 0.92	$ (0.34)
Cumulative effect of a change in accounting principle	**(0.18)**	-	-
	$ (1.62)	$ 0.92	$ (0.34)
Diluted:			
Before cumulative effect of a change in accounting principle	**$ (1.44)**	$ 0.72	$ (0.34)
Cumulative effect of a change in accounting principle	**(0.18)**	-	-
	$ (1.62)	$ 0.72	$ (0.34)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2003, 2002 and 2001
(in thousands of dollars)

	Common stock		Capital in excess of par value	Accumulated deficit	Treasury stock	Deferred stock compensation	Total stockholders' equity
	Shares	Amount					
Balance, December 31, 2000	14,992,705	$ 150	$ 77,134	$ (15,993)	$ (9,251)	$ (955)	$ 51,085
Net loss	–	–	–	(3,106)	–	–	(3,106)
Amortization of deferred stock compensation	–	–	–	–	–	318	318
Exercise of stock options	12,500	–	70	–	–	–	70
Other issuances of common stock	65,674	–	321	–	–	–	321
Adjustments related to stock option excercises	–	–	(285)	–	–	–	(285)
Treasury stock purchases	–	–	–	–	(24)	–	(24)
Preferred stock dividend and charges for accretion	–	–	–	(1,495)	–	–	(1,495)
Balance, December 31, 2001	15,070,879	150	77,240	(20,594)	(9,275)	(637)	46,884
Net income	–	–	–	13,765	–	–	13,765
Amortization of deferred stock compensation	–	–	–	–	–	318	318
Exercise of stock options	57,411	1	329	–	–	–	330
Other issuances of common stock	14,129	–	83	–	–	–	83
Income tax benefit from exercise of non-qualified stock options	–	–	63	–	–	–	63
Treasury stock purchases	–	–	–	–	(302)	–	(302)
Preferred stock dividend and charges for accretion	–	–	–	(1,279)	–	–	(1,279)
Balance, December 31, 2002	15,142,419	151	77,715	(8,108)	(9,577)	(319)	59,862
Net income	–	–	–	14,236	–	–	14,236
Amortization of deferred stock compensation	–	–	–	–	–	319	319
Exercise of stock options	78,662	1	419	–	–	–	420
Other issuances of common stock	8,019	–	45	–	–	–	45
Income tax benefit from exercise of non-qualified stock options	–	–	196	–	–	–	196
Treasury stock transactions	–	–	–	–	(1,058)	–	(1,058)
Preferred stock repurchase premium, dividend and charges for accretion	–	–	–	(36,154)	–	–	(36,154)
Balance, December 31, 2003	**15,229,100**	**$ 152**	**$ 78,375**	**$ (30,026)**	**$ (10,635)**	**$ –**	**$ 37,866**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001
(in thousands of dollars)

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	**$ 14,236**	$ 13,765	$ (3,106)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**15,279**	11,850	14,428
Deferred income taxes	**4,445**	5,038	36
Cumulative effect of a change in accounting principle, net of taxes	**2,414**	-	-
Stock compensation expense	**319**	318	318
Income tax benefit from exercise of non-qualified stock options	**196**	63	-
Allowance for doubtful accounts	**46**	458	981
Equity in (income) loss of joint ventures, net of distributions	**(46)**	148	148
Gain on settlement, net of settlement expenses	**-**	-	(4,182)
Changes in operating assets and liabilities:			
Accounts receivables	**10,151**	(844)	1,059
Costs and estimated earnings in excess of billings on uncompleted contracts	**(6,830)**	12,711	(1,103)
Prepaid expenses and other current assets	**871**	364	9,514
Accounts payable, and accrued expenses and other current liabilities	**(2,188)**	(3,258)	(2,757)
Unearned revenues	**4,934**	2,984	(2,254)
Waste processing and disposal liabilities	**(1,935)**	(4,226)	2,267
Facility and equipment decontamination and decommissioning liabilities	**959**	943	176
Retainage	**(1,582)**	(2,932)	(2,496)
Other	**(598)**	(261)	296
Net cash provided by operating activities	**40,671**	37,121	13,325
Cash flows from investing activities:			
Additions to property, plant and equipment	**(4,839)**	(2,649)	(4,211)
Advances to employees, net	**71**	(85)	79
Other	**(449)**	(79)	1,711
Net cash used in investing activities	**(5,217)**	(2,813)	(2,421)
Cash flows from financing activities:			
Net repayments of borrowings under revolving credit facility	**$ -**	$ (12,500)	$ (6,000)
Net proceeds from (repayments of) short-term borrowings	**-**	(7,763)	7,763
Proceeds from long-term debt	**115,000**	-	-
Repayments of long-term debt	**(61,149)**	(10,651)	(10,400)
Preferred stock repurchase	**(49,176)**	-	-
Deferred financing costs	**(4,209)**	(1,098)	(1,246)
Preferred stock dividends paid	**(3,101)**	-	(267)
Treasury stock purchases	**-**	(302)	(24)
Repayments of capital lease obligations	**(388)**	(442)	(790)
Proceeds from issuance of common stock	**420**	330	70
Net cash used in financing activities	**(2,603)**	(32,426)	(10,894)
Net increase in cash	**32,851**	1,882	10
Cash, beginning of year	**2,323**	441	431
Cash, end of year	**$ 35,174**	$ 2,323	$ 441

Supplemental disclosure of non-cash financing activities:

During 2001, we entered into a Settlement and Mutual Release Agreement with BNFL, Inc. As a result, there was a non-cash settlement on outstanding accounts receivable of $9,974, and our outstanding $10,000 convertible debenture and related accrued interest of $3,508 were cancelled.

During 2003, we entered into $343 in capital lease agreements to finance the purchase of computer equipment.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS

December 31, 2003, 2002 and 2001

(in thousands of dollars and shares, except earnings per share dollars)

(1) Description of Business

Duratek, Inc., together with our wholly owned subsidiaries ("we", "our", "Duratek", or the "company"), provide services to commercial and government customers primarily in the United States that ensures safe and secure radioactive materials disposition and nuclear facility operations. We possess a breadth of capabilities, technologies, assets, facilities, and qualified technical personnel that enable us to provide a full array of safe and secure radioactive materials disposition services. Our services include decommissioning services, nuclear facility operations, radioactive material characterization, processing, transportation, accident containment and restoration services, and final disposal. Our strength lies in our vertical integration of the following:

- on-site work at customer sites;
- transportation and logistics services;
- processing of customer waste at our facilities; and
- waste disposal.

We own a number of patents and related trademarks pertaining to the detection, storage, decontamination, processing and handling of radioactive and hazardous waste materials. Our revenues are derived almost equally from government and commercial customers. Our government work comes largely from the Department of Energy ("DOE"). The majority of our commercial clients are commercial nuclear utilities. We also provide services to non-utilities, including pharmaceutical companies, research laboratories, universities, and industrial facilities. We have three business segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal.

(2) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. Investments in joint ventures in which we do not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) *Accounts Receivable*

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in the existing accounts receivable. We determine the allowance based on historical experience, review of specific accounts, and past due balances over 90 days and over a specific amount. Account balances are written off against the allowance after all means of collection have been exhausted and reovery is considered remote.

(c) *Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts, Unearned Revenues, and Retainage*

Cost and estimated earnings in excess of billings on uncompleted contracts represents amounts recognized as revenue that have not been billed. Unearned revenue represents amounts billed and collected for which revenue has not been recognized. Contracts typically provide for the billing of costs incurred and estimated earnings on a monthly basis or based on contract milestone. We have cost and estimated earnings in excess of billings on uncompleted contracts of $19,658 as of December 31, 2003, of which $15,464 is expected to be collected in the next 12 months. As of December 31, 2003, cost and estimated earnings in excess of billings on uncompleted contracts that will not be collected within the next twelve months of $4,194 is included in other assets in our consolidated balance sheets. As of December 31, 2002, cost and estimated earnings in excess of billings on uncompleted contracts was $12,828, and was classified as a current asset.

Retainage represents amounts billable but withheld, due to contract provisions, until the satisfaction of contract provisions. As of December 31, 2003, we have retainage balances of $8,750, of which $1,195 is expected to be collected within the next 12 months and is included in prepaid expense and other current assets in the consolidated balance sheets. As of December 31, 2002, we had retainage balances of $7,168, of which $2,199 was included in prepaid expense and other current assets in the consolidated balance sheets.

(d) *Property, Plant and Equipment*

Property, plant, and equipment are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 20 to 35 years, machinery and equipment is 5 to 12 years, and furniture and fixtures is 5 to 7 years. Equipment held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization of property, plant, and equipment is $10,518 for 2003, $8,929 for 2002, and $9,235 for 2001. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

(e) *Impairment of Long-lived Assets*

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets such as property, plant, and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of carrying amount over the fair value of the asset. Assets to be disposed of would be separately presented in our consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

We tested our goodwill at the end of the first quarters of 2003 and 2002 in accordance with the standard and concluded that no impairment charge was required.

(f) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. We adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 30 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation (see note 5).

(g) Facility and Equipment Decontamination and Decommissioning ("D&D") Liabilities

On January 1, 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires us to record the fair value of an asset retirement obligation ("ARO") as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the ARO, the ARO will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligations.

Upon the adoption of SFAS No. 143 on January 1, 2003, we recognized the following changes to our consolidated financial statements: increased property, plant and equipment by $5,926; increased D&D liabilities by $9,949; and a cumulative effect of a change in accounting principle, net of tax of $2,414 ($4,018 pre-tax).

Prior to the adoption of SFAS No. 143, we had estimated the total cost to D&D our facilities and equipment in Tennessee and South Carolina and had been accruing such costs over 25 years, which was the facilities' estimated useful life. Additionally, we recognized our Barnwell closure obligation, which is effectively limited to the amount in the trust fund, for an amount equal to the balance in the trust fund.

(h) Derivative Financial Instruments

We account for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, which requires that all derivative instruments be recognized as assets or liabilities in the balance sheet and that they are measured at fair value. These fair value adjustments are included in the determination of net income or as a component of comprehensive income, depending on the purpose of the derivative transaction.

We use derivative financial instruments to manage our exposure to movements in interest rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk to us as well as achieve a desired proportion of variable and fixed rate debt. Our initial strategy was to lock into a fixed rate of interest with a pay-fixed, receive-variable interest rate swap, thereby hedging exposure to the variability in market interest rate fluctuations. We have implemented policies which restrict the usage of derivatives to non-trading purposes.

(i) Revenue Recognition

Contract Revenue and Cost Recognition

The Federal Services and Commercial Services segments have long-term contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. We recognize revenues when a contract is executed, the contract price is fixed and determinable, funding has been received (in the case of federal government contracts), delivery of the service or products has occurred, and collectibility of the contract price is considered probable. Our Federal government contracts are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term on the contract as the services are provided. From time to time, we may proceed with work based on customer direction pending a Request for Equitable Adjustment ("REA") or finalization and signing of formal funding documents. We have an internal process for approving such work. All revenue recognition is deferred during periods in which funding is not received and costs are expensed as they are incurred. As of December 31, 2003, there are approximately $4,600 of outstanding requests for equitable adjustments in Federal Services and approximately $1,100 outstanding in Commercial Services. As of December 31, 2003, no amount of these claims has been included in the contract value.

Our services are provided under time-and-materials, cost-plus award or incentive-fee, firm-fixed-price, and fixed-unit-rate contracts. We do not enter into fixed-price research and development contracts. As of December 31,

2003, based on revenues, we had 22% of time-and-materials contracts, 25% of cost-plus award or incentive-fee contracts, 19% of firm-fixed-price contracts, and 34% of fixed-unit-rate contracts. Under our time-and-materials contracts, we are paid for labor and costs incurred at negotiated contractual rates. Under our cost-plus award or incentive fee contracts, some of which are subject to contract ceiling amounts, we are reimbursed for allowable costs and fees, which may be fixed or performance-based. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all such costs. We receive award and incentive fees on certain Federal government contracts, which are accrued when estimable, and collection is reasonably assured. We had recognized $9,052 in incentive fee revenues in 2003, $5,979 in 2002, and $4,921 in 2001. Under our incentive fee contracts, we are awarded fees if we meet certain contract commitments, including schedule, budget, and safety. If any of these commitments are not accepted, we could have a reduction in expected revenues. Quarterly assessments are made to measure our compliance with established contract commitments. We accrue award or incentive fees when estimable and collection is reasonably assured. Under our firm-fixed-price and fixed-unit-rate contracts, we receive a fixed price irrespective of the actual costs we incur and, consequently, we are exposed to a number of risks. These risks include underestimation of costs, problems with new technologies, unforeseen costs or difficulties, delays beyond our control, and economic and other changes that may occur during the contract period. For firm-fixed-price contracts, our revenues are recognized using the percentage-of-completion method of accounting, and is based on the proportion of costs incurred to total estimated contract costs or units of production. For fixed-unit-rate contracts, our revenues are recognized as units are completed based on the contractual unit rates.

For contracts entered into subsequent to July 1, 2003, we consider the segmentation criteria in Emerging Issues Task Force No. 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables,* and determine if there are elements of our contracts that are inconsistent with the scope of percentage-of-completion accounting as set forth in Statement of Position 81-1, *Accounting for Performance of Construction-type and Certain Production-type Contracts* ("SOP 81-1"). For those elements that are consistent with the scope of SOP 81-1, we consider the segmentation criteria of SOP 81-1 and the AICPA Audit and Accounting Guide, Audits of Federal Government Contracts. Through December 31, 2003, we have segmented only one contract.

The estimates of revenues and expenses on client contracts change periodically in the normal course of business and due to contract modifications. We record contract claims and pending change orders when revenue is probable, which generally is when accepted in writing by the customer. As of December 31, 2003, no amount of these pending claims or pending change orders has been included in the revenue. The cost to perform the work related to these claims and pending change orders is included in our estimates of contract profitability. Subcontractors have requested contract change orders totaling approximately $8.0 million related to scope changes requested by our customers where we have made identical claims to the customers. Based on agreement with our customers and our understanding of the contracts, recovery by these subcontractors is contingent upon our recovery from our customers. These amounts have not been included in the results of our operations.

Provisions for estimated losses on individual contracts are made in the period in which the losses are identified and include all estimated direct costs to complete the contract (excludes future general and administrative costs expected to be allocated to the contract).Contract acquisition costs are expensed as incurred.

Contracts typically provide for periodic billings monthly or based on contract milestones. The difference between costs and estimated earnings in excess of billings on uncompleted contracts is classified as unbilled receivables and billings in excess of costs and estimated earnings on uncompleted contracts are classified as unearned revenues. As of December 31, 2003, we have unbilled receivables for Commercial Services and Federal Services segments of $14.0 million of which $6.6 million related to work performed that is currently billable and deferred revenues for the Commercial Services and Federal Services segments of $10.0 million for cash collections in advance of performance of services.

Revisions in revenues, cost, and profit estimates, or measurements in the extent of progress toward completion are changes in accounting estimates accounted for in the period of change (cumulative catch-up method). Such revisions could occur at any time and the effects could be material. A change order is included in total estimated contract revenue when revenue is probable, which generally is when accepted in writing by the customer. Until then, no revenue or profit is recognized.

Although we have a history of making reasonably dependable estimates of the extent of progress towards completion of contract revenue and of contract completion costs on our long-term engineering and construction contracts, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates, and it is possible that such variances could be material to our operating results.

Any estimation process, including that used in preparing contract estimates, involves inherent risk. We reduce the inherent risk relating to estimates of the percentage-of-completion, award and incentive fees, claims/pending change orders, and cost estimates through corporate policy, approval and monitoring processes, which includes a detailed monthly review and status report to management of all significant contracts with such risk. The Project Manager submits a formal monthly activity report to management and all estimates are reviewed by the Management for consistency and reasonableness.

Commercial Waste Processing

The commercial waste processing operations have short-term and long-term contracts with commercial companies and governmental entities to provide waste processing services. Our services are primarily provided under fixed-unit-price contracts and usually require us to ship the processed waste product for burial on behalf of the customer. Our value added service is volume reduction of contaminated materials such as metal, wood, and paper to reduce the economic costs of burial. We recognize revenues when a contract has been executed, the contract price is fixed and determinable, as waste is processed, and collectibility of the contract price is considered probable. Revenue is recognized during the processing phase as units of waste are processed based on the unit prices quoted in the contracts (i.e. as the waste product is output from the process). Revenues related to the outbound transportation and burial are deferred until the waste is shipped from our facility. Our fixed unit price contracts provide for additional customer billings if the characterization of the waste received is different from contract specifications or for certain increases in burial costs, both of which are estimated at the time waste is received and sorted. As of December 31, 2003, we have deferred revenues of $2,583 relating to burial expense for waste that has been processed but has not been shipped from our facility. As of December 31, 2003, we have unbilled receivables of $3,894 related to work performed that is billable upon completion of work and deferred revenues of $10,570 for cash collections in advance of our performance of service. As of December 31, 2003, no amount of pending claims or pending change orders has been included in our revenues. Sometimes variances in weight and waste classification occur. These variances are identified when the waste is sorted and during the processing cycle and can have either a positive or negative impact on revenue, depending on the contract. When these variances are identified, revenue is adjusted to the correct weight or classification assuming the contract allows for such an adjustment.

Disposal

Revenues from the disposal operation, related to our operating rights agreement with the State of South Carolina, are recognized under the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the "Act"). Under the Act, we are reimbursed for allowable costs incurred in operating the site that are identified by the South Carolina Public Service Commission and incurred by us plus an operating margin of 29% on certain of those allowable costs. In addition, costs incurred for decommissioning activities at the site are reimbursed by the State of South Carolina from a trust fund established to cover the Barnwell closure obligation. We receive a 14% operating margin on these costs. Our results from July 1, 2000 forward are based on the economic regulation imposed by the Act.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

(k) Stock Option Plan

We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation,* issued in March 2000, to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation* (as amended by SFAS No. 148, *Accounting for Stock Based Compensation-Transition and Disclosure),* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123. The table on the following page illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each year.

	2003	2002	2001
Net income (loss) attributable to common stockholders	**$ (21,918)**	$ 12,486	$ (4,601)
Add: Income impact of assumed conversions - preferred stock dividends and charges for accretion [1]	**-**	1,279	-
Net income attributable to common stockholders assuming conversion	**(21,918)**	13,765	(4,601)
Add: stock-based employee compensation expense included in reported net income, net of taxes	**31**	31	31
Deduct: total stock-based employee compensation expense determined under fair-value-based method for all awards, net of taxes	**1,002**	1,048	984
Pro forma income (loss) attributable to common stockholders assuming conversion	**(22,889)**	12,748	(5,554)
Add: cumulative effect of a change in accounting principle, net of taxes	**2,414**	-	-
Pro forma net income before cumulative effect of a change in accounting principle	**$ (20,475)**	$ 12,748	$ (5,554)
Pro forma income (loss) per share:			
Basic:			
Before cumulative effect of a change in accounting principle	**$ (1.51)**	$ 0.85	$ (0.41)
Cumulative effect of a change in accounting principle	**(0.18)**	-	-
	$ (1.69)	$ 0.85	$ (0.41)
Diluted:			
Before cumulative effect of a change in accounting principle	**$ (1.51)**	$ 0.67	$ (0.41)
Cumulative effect of a change in accounting principle	**(0.18)**	-	-
	$ (1.69)	$ 0.67	$ (0.41)

[1] In 2003 and 2001, we had a net loss atrributable to common stockholders. Accordingly, there is no dilutive impact on earnings per share for dilutive securities.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002, and 2001:

	2003	2002	2001
Risk free interest rate	**4.3%**	3.8%	5.5%
Expected volatility	**64%**	64%	64%
Expected life	**4 years**	4 years	4 years
Contractual life	**10 years**	10 years	5 to 10 years
Expected dividend yield	**0%**	0%	0%
Fair value of options granted	**$6.06**	$3.30	$3.06

(l) New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 *Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 addresses the accounting for contractual arrangements in which multiple revenue-generating activities are performed. EITF 00-21 was effective for us for contracts executed after June 30, 2003 and did not have a material impact on our results of operations during the six months ended December 31, 2003. It is not expected to have a material impact on future results of operations.

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, was generally effective for financial instruments entered into or modified after May 31, 2003. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement does not have a material impact to the consolidated financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities,* which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: the equity investment risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; the equity investors lack certain essential characteristics of a controlling financial interest. FASB Interpretation No. 46R has been adopted and currently does not have an impact on our consolidated financial statements.

(m) Research and Development

In connection with our various contracts or subcontracts, The Vitreous State Laboratory of The Catholic University of America in Washington, D.C. ("VSL") conducts research and development for us under fixed price and cost reimbursable contracts. Under these contracts all inventions and discoveries are owned by the research scientists of the VSL and licensed to us under an exclusive license agreement.

For waste cleanup projects in which the VSL's technical services are utilized by us, we reimburse the VSL on a time and expense basis and include the estimated cost for such services in our formal bid proposal. The VSL is a not-for-profit institution, therefore it does not include fees or percentage profits in its cost estimates.

(n) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by our management include: (i) the amount of waste processing and disposal liabilities, (ii) the cost to decontaminate and decommission ("D&D") facilities and equipment, (iii) the cost to complete long-term contracts, (iv) recovery of long-lived assets, including goodwill, and (v) contingencies and litigation. Actual results could differ significantly from those estimates.

(o) Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143, *Accounting for Asset Retirement Obligations,* arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Probable recoveries for environmental remediation costs from third parties would be separately recorded as a receivable.

(p) Reclassifications

Certain amounts for 2002 and 2001 have been reclassified to conform to the presentation for 2003.

(3) Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the diluted weighted average common shares, which reflect the potential dilution of stock options, restricted stock, and convertible redeemable preferred stock that could share in our income. The reconciliation of amounts used in the computation of basic and diluted net income (loss) per share for the years ended December 31, 2003, 2002, and 2001 consist of what is shown in the table on the following page.

	2003	2002	2001
Numerator:			
Net income (loss) attributable to common stockholders	**$ (21,918)**	$ 12,486	$ (4,601)
Add: Income impact of assumed conversions - preferred stock dividends and charges for accretion [1]	**-**	1,279	–
Net income (loss) attributable to common stockholders assuming conversion	**(21,918)**	13,765	(4,601)
Add: cumulative effect of a change in accounting principle, net of taxes	**2,414**	–	–
Net income (loss) before cumulative effect of a change in accounting principle	**$ (19,504)**	$ 13,765	$ (4,601)
Denominator:			
Weighted-average shares outstanding	**13,561**	13,504	13,449
Effect of dilutive securities:			
Incremental shares from assumed conversion of:			
Employee stock options	**-**	260	–
Restricted stock	**-**	95	–
Convertible redeemable preferred stock	**-**	5,251	–
	-	5,606	–
Diluted weighted average common shares outstanding	**13,561**	19,110	13,449
Income (loss) per common share:			
Basic:			
Before cumulative effect of a change in accounting principle	**$ (1.44)**	$ 0.92	$ (0.34)
Cumulative effect of a change in accounting principle	**(0.18)**	–	–
	$ (1.62)	$ 0.92	$ (0.34)
Diluted:			
Before cumulative effect of a change in accounting principle	**$ (1.44)**	$ 0.72	$ (0.34)
Cumulative effect of a change in accounting principle	**(0.18)**	–	–
	$ (1.62)	$ 0.72	$ (0.34)

[1] In 2003 and 2001, we had a net loss atrributable to common stockholders. Accordingly, there is no dilutive impact on earnings per share.

The effects on weighted average shares outstanding of options to purchase common stock and other potentially dilutive securities of the Company that were not included in the computation of diluted net income (loss) per share because the effect would have been anti-dilutive were 2,362 shares as of December 31, 2003, 646 shares as of December 31, 2002, and 6,932 shares as of December 31, 2001.

(4) Property, Plant and Equipment

Property, plant and equipment as of December 31, 2003 and 2002 consist of the following:

	2003	2002
Land and land improvements	**$ 3,522**	$ 2,867
Buildings	**42,659**	40,827
Computer hardware and software	**4,270**	5,810
Furniture and fixtures	**2,584**	3,659
Machine and equipment	**59,862**	47,361
Trucks and vehicles	**1,815**	1,518
Leasehold improvements	**162**	131
Capital leases	**1,538**	1,197
Construction in progress	**2,590**	493
	119,002	103,863
Less accumulated depreciation and amortization	**49,586**	34,576
	$ 69,416	$ 69,287

(5) Goodwill

Under SFAS No. 142, we no longer amortize goodwill, rather goodwill is tested for impairment at least annually. During 2003 and 2002, we tested our goodwill in accordance with the standard and concluded that no impairment charge was required.

The following table reconciles previously reported income (loss) attributable to common stockholders as if the provisions of SFAS No. 142 were in effect in 2001.

	2003	2002	2001
Net income (loss) attributable to common stockholders	**$ (21,918)**	$ 12,486	$ (4,601)
Add back goodwill amortization	**—**	—	1,722
Adjusted net income (loss) attributable to common stockholders	**$ (21,918)**	$ 12,486	$ (2,879)
Reported diluted income (loss) per common share	**$ (1.62)**	$ 0.72	$ (0.34)
Adjusted diluted income (loss) per common share	**$ (1.62)**	$ 0.72	$ (0.21)

(6) Other Intangible Assets

Other intangible assets as of December 31, 2003 consist of the following:

		As of December 31, 2003		As of December 31, 2002	
	Amortization period	**Gross carrying amount**	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Amortizing intangible assets:					
Barnwell operating rights	**8 yrs**	**$ 7,340**	**$ (3,211)**	$ 7,340	$ (2,294)
Patents	**17 yrs**	**1,545**	**(990)**	1,523	(935)
Covenants-not-to-compete	**17 yrs**	**102**	**(68)**	102	(62)
Total		**$ 8,987**	**$ (4,269)**	$ 8,965	$ (3,291)

Aggregate amortization expense for amortizing intangible assets was $978 for the year ended December 31, 2003, $1,654 for the year ended December 31, 2002, and $3,593 for the year ended December 31, 2001. Estimated annual amortization expense for the next five years beginning January 1, 2004 is $979.

(7) Long-Term Debt

Long-term debt as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Bank Credit Facility:		
Borrowings under revolving line of credit	**$ -**	$ -
Term note, interest payable quarterly, due June 8, 2005	**-**	22,391
Term note, interest payable quarterly, due December 8, 2006	**-**	38,758
Term note, interest payable quarterly, due December 16, 2009	**115,000**	-
Cumulative Convertible Redeemable Preferred Stock (see note 11)	**975**	-
	115,975	61,149
Less: current portion of long-term debt	**1,150**	10,400
	$ 114,825	$ 50,749

On December 16, 2003, in connection with the 8% Cumulative Convertible Redeemable Preferred Stock $.01 par value (the "Cumulative Convertible Redeemable Preferred Stock") repurchase transaction (see note 11), we entered into a new bank credit facility. As of December 31, 2003, the new bank credit facility consists of a $30,000 revolving line of credit, including a $15,000 sub limit for the issuance of standby letters of credit, to fund working capital requirements and a six-year $115,000 term loan. Proceeds of the term note were used to repay our then outstanding debt and to finance the repurchase of the Cumulative Convertible Redeemable Preferred Stock. Borrowings under the credit facility bear interest at the prime rate plus an applicable margin or, at our option, London Interbank Offered Rates ("LIBOR") plus an applicable margin. For term loans, the applicable margin is 2.75% for prime rate loans and 4.00% for LIBOR loans. For revolving loans, the applicable margin is determined based on our leverage ratio and can range from 2.00% to 2.50% for prime rate loans and from 3.25% to 3.75% for LIBOR loans. The term loan must be prepaid if there are excess cash flows, as defined. The new bank credit facility requires us to maintain certain financial ratios and contains restrictions on our ability to pay cash dividends, other than on the remaining shares of Cumulative Convertible Redeemable Preferred Stock, and limitations on our ability to make acquisitions. As of December 31, 2003, we were in compliance with all of these requirements. The new bank credit facility is secured by substantially all of the assets of the company and its direct and indirect subsidiaries. As of December 31, 2003, the $30,000 in total available borrowings under the revolving line of credit was reduced by $7,518 in outstanding letters of credit, for a net borrowing availability of $22,482 under the revolving line of credit.

Aggregate maturities of long-term debt as of December 31, 2003 are as follows:

2004	$ 1,150
2005	2,125
2006	1,150
2007	1,150
2008	1,150
2009	109,250
	$ 115,975

We paid interest of $2,705 in 2003, $4,230 in 2002, and $8,139 in 2001.

(8) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Salaries and related expenses	**$11,300**	$11,036
Amount due to the State of South Carolina	**12,634**	13,175
Contract costs – subcontractors	**6,255**	10,607
Other accrued expenses	**9,403**	6,329
	$39,592	$41,147

On an annual basis, following the State of South Carolina's fiscal year end on June 30, we remit the net of the amounts billed and paid by customer of the waste disposal site less our fee for operating the site during such fiscal year, pursuant to the provisions of the Act (see note 2(i)). The amount due to the State of South Carolina includes amounts billed but uncollected of $3,628.

(9) Waste Processing and Disposal Liabilities

Our waste processing technologies create waste by-products ("secondary waste"), which generally require further transportation and disposal. We accrue the estimated costs of burial and transportation based on characterization of the waste and current disposal sites. The ultimate cost of disposal will depend on the actual contamination of the waste, volume reduction, activity, and disposal density. We had an accrual for the expected cost of secondary waste of $2,760 as of December 31, 2003, and $4,491 as of December 31, 2002.

In addition, we had accrued for customer waste that has been completely processed and awaiting shipment for burial of $5,241 as of December 31, 2003, and $5,445 as of December 31, 2002, based on contractual rates, which are negotiated annually. These amounts include deferred revenues of $2,583 as of December 31, 2003.

(10) Facility and Equipment Decontamination and Decommission ("D&D")

We are responsible for the cost to D&D our facilities and equipment in Tennessee and South Carolina and certain equipment used at customer sites. These costs will generally be paid upon the closure of these facilities or the disposal of this equipment. We are also obligated, under our license granted by the State of South Carolina and the Act, for costs associated with the ultimate closure of the Barnwell Low-Level

Radioactive Waste Disposal Facility in South Carolina and our buildings and equipment located at the Barnwell site ("Barnwell closure"). Under the terms of the Act and its license with the State of South Carolina, we were required to establish a trust fund to cover the Barnwell closure obligation, which limits our obligation to the amount of the trust fund.

Our D&D liabilities consist of the following as of December 31, 2003 and 2002:

	2003	2002
Facilities & equipment ARO	$ 20,088	$ -
Facilities & equipment D&D	-	9,085
Barnwell closure	20,767	19,693
	$ 40,855	$ 28,778

We recognized D&D expense of $969 in 2003, $877 in 2002, and $990 in 2001. Had we adopted SFAS No. 143 on January 1, 2001, our income (loss) and income (loss) per diluted share would have been $12,968 and $0.68 for 2002, and ($4,532) and ($0.45) for 2001.

The following is a reconciliation of our facility & equipment ARO from January 1, 2003 to December 31, 2003:

Balance at January 1, 2003	$ 19,019
Accretion expense	969
Liabilities incurred during 2003	55
ARO estimate adjustments	45
Balance at December 31, 2003	$ 20,088

We update our closure and remediation cost estimates for D&D on an annual basis. These estimates are based on current technology, regulations, and burial rates. We are unable to reasonably estimate the impact that changes in technology, regulations, and burial rates will have on the ultimate costs. Future changes in these factors could have a material impact on these estimates.

We have purchased insurance to fund our obligation to clean and remediate our Tennessee facilities upon closure. We are accounting for these insurance policies using deposit accounting, whereby a portion of the premiums paid are viewed as funding to cover our obligation and is capitalized as a deposit asset. This asset has no impact on the asset retirement obligation. The remainder of the premium is being charged to earnings in the period in which the premiums are paid. The deposit asset is included in other assets in our consolidated balance sheets and is $1,805 as of December 31, 2003 and $1,209 as of December 31, 2002. Related insurance expense was $614 in 2003, $627 in 2002, and $439 in 2001. In addition, we were required to place $1,000 in 2003 and $1,000 in 2002 in escrow relating to the insurance policy for the Bear Creek Operations Facility.

(11) 8% Cumulative Convertible Redeemable Preferred Stock

In January 1995, we issued 160 shares of Cumulative Convertible Redeemable Preferred Stock and an option (the "Carlyle Option") to purchase up to an additional 1,250 shares of our common stock. The Cumulative Convertible Redeemable Preferred Stock is initially convertible into our common stock at a conversion price of $3.00 per share and, if not previously converted, we are required to redeem the outstanding Cumulative Convertible Redeemable Preferred Stock on September 30, 2005 for $100 per share plus accrued and unpaid dividends, unless such date is extended with the approval of the holders of the Cumulative Convertible Redeemable Preferred Stock.

The proceeds, net of offering expenses of $1,310, from the issuance of the Cumulative Convertible Redeemable Preferred Stock and Carlyle Option were $14,690, of which $14,410 was allocated to the Cumulative Convertible Redeemable Preferred Stock and $280 was allocated to the fair value of the Carlyle Option. The difference between the carrying value of the Cumulative Convertible Redeemable Preferred Stock and the redemption value has been accreted through charges to stockholders' equity and is included in preferred stock purchase premium, dividends and charges for accretion on our consolidated statement of operations.

On December 16, 2003, we repurchased 151 shares of our Cumulative Convertible Redeemable Preferred Stock from investment partnerships controlled by The Carlyle Group for $49,176 in cash plus accrued and unpaid dividends of $2,472. The purchase was based on a price of $9.74 per share of our common stock. Each share of Cumulative Convertible Redeemable Preferred Stock is convertible into 33.333 shares of our common stock. As of December 31, 2003, there were 3 shares of Cumulative Convertible Redeemable Preferred Stock outstanding that are held by The Carlyle Group. These shares remain outstanding at December 31, 2003 and are included in long-term debt as Cumulative Convertible Redeemable Preferred Stock. Prior to this repurchase transaction, there were 157 shares of Cumulative Convertible Redeemable Preferred Stock outstanding.

In connection with the repurchase transaction, we entered into a stockholder agreement with The Carlyle Group. Pursuant to the stockholders agreement, we agreed that we would use our best efforts to cause one individual designated by The Carlyle Group to be nominated to our Board of Directors so long as The Carlyle Group owns at least 15% of our outstanding voting securities. The Carlyle Group agreed to waive its right to elect a majority of the directors to our Board of Directors by virtue of the terms of the Cumulative Convertible Redeemable Preferred Stock and to vote its shares to entirely eliminate that right at our next meeting of stockholders. In addition, under the stockholders agreement, The Carlyle Group has agreed to waive its right to convert these 3 shares of Cumulative Convertible Redeemable Preferred Stock into common stock. The stockholders agreement also provides that we are obligated to purchase the outstanding 3 shares of Cumulative Convertible Redeemable Preferred Stock from

The Carlyle Group on or before September 29, 2005 at a minimum purchase price of $324.67 per share. As a result of the waiver of the conversion right, this obligation is included in long-term debt on the consolidated balance sheet as of December 31, 2003.

We are required to pay quarterly dividends on the Cumulative Convertible Redeemable Preferred Stock. As of December 31, 2003, we had accrued dividends of $60 included in accrued expenses and other current liabilities, and $2,520 as of December 31, 2002 included in other noncurrent liabilities on the consolidated balance sheet.

(12) Derivative Financial Instrument

We entered into an interest rate swap agreement effective on July 22, 2003 partially to mitigate our exposure to fluctuations in interest rates relating to our outstanding variable rate debt. The contract's notional amount was $55,949 at inception and declines each quarter over the life of the contract in proportion to our estimated outstanding balance of the related long-term debt. The contract's notional amount is $50,749 at December 31, 2003. Under the terms of the contract, we pay a fixed rate of 1.895% and receive LIBOR, which resets every 90 days. The contract matures on June 30, 2006. The fair value of the contract at December 31, 2003 is approximately $7.

(13) Fair Value of Financial Instruments

The fair value of cash, accounts receivable, other receivables, accounts payable, and accrued expenses approximates the carrying amount due to the short maturities of these instruments. On December 16, 2003, we entered into a new bank credit facility and issued $115,000 in long-term debt, which approximates the fair value as of December 31, 2003. We have outstanding 3 shares of Cumulative Convertible Redeemable Preferred Stock that remain outstanding with parties other than The Carlyle Group, whose fair value is $975, which is estimated based on the common stock valuation on December 16, 2003.

(14) Stock Compensation and Stockholders' Rights

(a) *Stock Option Plan*

In May 2000, our stockholders approved the 1999 Stock Option and Incentive Plan (the "Plan") which authorizes a committee of the Board of Directors to grant various types of incentive awards (including incentive stock options, non-qualified options, stock appreciation rights, restricted shares, and performance units on shares) to our directors, officers, and employees for issuance of up to 5,000 shares of common stock in the aggregate. As of December 31, 2003, there were 3,133 additional shares available for grant under the Plan. We granted options in 1999 and prior years pursuant to the 1984 Stock Option Plan. No further grants will be made under this plan. As of December 31, 2003, we had 3,133 shares reserved for grants of stock options and 2,004 shares subject to outstanding options.

Changes in options outstanding are as follows:

	Weighted average exercise price	Number of shares
December 31, 2000	$7.82	1,303
Granted	4.02	310
Exercised	5.65	(13)
Terminated and expired	12.91	(77)
December 31, 2001	6.81	1,523
Granted	4.41	537
Exercised	5.75	(57)
Terminated and expired	6.30	(20)
December 31, 2002	6.19	1,983
Granted	8.11	309
Exercised	5.39	(82)
Terminated and expired	7.60	(207)
December 31, 2003	$6.19	2,004

The following table summarizes information about outstanding and exercisable options at December 31, 2003:

	Outstanding			Exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 3.92 – $ 5.88	1,190	7.01 years	$ 4.79	619	$ 5.24
$ 8.13 – $ 8.75	656	7.73 years	$ 8.27	208	$ 8.41
$10.13 – $10.63	158	3.91 years	$ 10.52	158	$ 10.52
	2,004			985	

Certain options issued in 2000, granted to our executive officers, have exercise prices that were less than the fair value of our common stock on the date of grant. The difference of $269 was recorded as deferred compensation and was being recognized over the vesting period. As of December 31, 2003, these options are fully vested. We recognized compensation expense of $54 each year during the years ended December 31, 2003, 2002, and 2001.

(b) Restricted Stock Units

Upon approval of the Plan by the stockholders in May 2000, two of our senior executives were granted 158 restricted stock units. The units vested over a four-year period. Upon vesting, the executive had the right to receive common stock in exchange for such units. We have accounted for this plan as a compensatory fixed plan under APB Opinion No. 25, which resulted in a compensation charge of approximately $1,323 of which $264 were recognized during each of the years ended December 31, 2003, 2002, and 2001. As of December 31, 2003, these shares are fully vested. During January 2004, these restricted stock units were exchanged for our common stock and transferred to the Duratek Deferred Compensation Plan (see note 17).

(c) Stockholder Rights

On December 16, 2003, our board of directors approved a stockholder rights plan. Under this plan, each share of our common stock and each share of our Cumulative Convertible Redeemable Preferred Stock is accompanied by a right that entitles the holder of that share, upon the occurrence of specified events that may be intended to affect a change in control, to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock at an exercise price of $58.00. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire our stock or the stock of the surviving corporation, whether or not we are the surviving corporation, having a value twice that of the exercise price of the rights. Due to The Carlyle Group and its affiliates' current ownership position in excess of 20% of our outstanding common stock, under the stockholder rights plan, The Carlyle Group and its affiliates and associates shall not be considered an acquiring person unless it and its affiliates and associates shall acquire more than an additional 5% of our outstanding common stock in excess of the amount owned by such persons on the date of adoption of the stockholder rights plan.

(15) Income Taxes

Income taxes (benefit) for the years ended December 31 2003, 2002, and 2001 consist of the following:

	2003	2002	2001
Current:			
State	**$ 933**	$ 691	$ 457
Federal	**6,293**	3,885	(1,222)
Foreign	**-**	59	-
	7,226	4,635	(765)
Deferred:			
State	**1,019**	854	(260)
Federal	**3,426**	4,184	296
	4,445	5,038	36
	$ 11,671	$ 9,673	$ (729)

Income taxes (benefit) is reconciled to the amount computed by applying the statutory Federal income tax rate of 35% for 2003 and 2002, and 34% for 2001, to income (loss) before income taxes and equity in income (loss) of joint ventures as follows:

	2003	2002	2001
Federal income taxes (benefit) at statutory rate	**$ 9,842**	$ 8,255	$(1,254)
State income taxes, net of Federal tax benefit	**1,269**	1,004	130
Valuation allowance	**178**	(182)	(76)
Other	**382**	596	471
	$11,671	$9,673	$ (729)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:		
Accounts receivable principally due to allowance for doubtful accounts	**$ 354**	$ 764
Waste processing and disposal liabilities	**-**	118
Decontamination and decommissioning liabilities	**1,378**	1,484
Net operating loss carryforwards	**865**	1,794
Alternative minimum tax credit carryforwards	**-**	2,303
Accrued compensation	**1,461**	917
Other	**593**	581
	4,651	7,961
Less: valuation allowance	**650**	472
Net deferred tax assets	**4,001**	7,489
Deferred tax liabilities:		
Plant, equipment, and intangibles principally due to differences in depreciation and amortization	**(7,323)**	(7,970)
Net deferred tax liabilities	**$ (3,322)**	$ (481)

In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We considered income taxes paid during the previous two years, projected future taxable income, the types of temporary differences, and the timing of the reversal of such differences in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, we have deemed a valuation allowance of $650 as necessary at December 31, 2003, and $472 at December 31, 2002, relating to an audit by Internal Revenue Service. During 2003, we increased our valuation allowance by $178, primarily for certain capital loss carryforwards that may not be realized.

We paid income taxes of $3,532 in 2003, $5,144 in 2002, and $1,382 in 2001.

(16) Profit Investment Plan

We maintain a Profit Investment Plan for employees. The Profit Investment Plan permits pre-tax contributions to the Profit Investment Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 60% of base compensation. We match 25% of a participant's eligible contributions based on a formula set forth in the Profit Investment Plan and may make additional matching contributions. Our contributions vest at a rate of 20% per year of service. Our matching contributions were $1,381 for the year ended December 31, 2003, $1,247 for the year ended December 31, 2002, and $1,186 for the year ended December 31, 2001.

(17) Deferred Compensation Plan

In 2003, we established the Duratek, Inc. Deferred Compensation Plan ("the Plan") to allow certain eligible key employees to defer a portion of their compensation. The participant's contributions earn income based on the performance of the investment funds they select. In December 2003, the vested portion of the restricted stock units issued to two of our senior executives were contributed to the Plan (see note 14) and are being held in trust. In January 2004, the remaining portion of restricted stock units vested and was contributed to the Plan and all restricted stock units were exchanged for our common stock. The Plan restricts the distribution relating to the contribution of the restricted stock units in the form of our common stock. The deferred compensation obligation for the restricted stock is $1,058 and is recorded at book value.

We are invested in two life insurance products that are designed to closely mirror the performance of the investment funds that the participants select. These investments, which are recorded at the fair market value, and the restricted stock units, which are valued at the issuance price, are included in other assets in our consolidated balance sheets.

(18) Related Party Transactions

Two of our executive officers held loans in the amount of $431 at December 31, 2003, and $672 at December 31, 2002. The loans bear interest at 5% and are due on December 31, 2009. These loans are included in other noncurrent assets in the accompanying consolidated balance sheets.

(19) Segment Reporting and Business Concentrations

We have three primary segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal. During the first quarter of 2003, we realigned our reporting segments to include the results of our Memphis operations in the Commercial Services segment from the Commercial Processing and Disposal segment. The impact of this change was not significant and all amounts presented have been revised to be consistent for all periods presented. We evaluate the segments' operating income results to measure performance. The following is a brief description of each of the segments:

(a) Federal Services

Our Federal Services segment provides the following services for the United States DOE and other government entities:

- radioactive and hazardous waste characterization;
- storage, processing, packaging, transportation, and disposal services;

- nuclear facility commissioning, operations, and decommissioning;
- technology and engineering expertise; and
- on-site environmental remediation services on large government projects.

(b) Commercial Services

Our Commercial Services segment provides a broad range of technologies and services to our commercial customers, including:

- liquid waste processing;
- transportation logistics (including complete brokerage services and large component disposition);
- radiological emergency response;
- area, building, and site decommissioning;
- instrumentation calibration and rental; and
- training (transportation, regulatory compliance/ environmental, safety, and health).

We also provide technical support services to clients including project management, engineering, radiation protection support, and environmental consulting.

(c) Commercial Processing and Disposal

Our Commercial Processing and Disposal segment operates two facilities in Tennessee and two facilities in South Carolina. At the Tennessee facilities, we use multiple technologies to volume reduce and package customer waste for final disposition such as:

- incineration;
- compaction;
- metal melting and decontamination; and
- survey and release.

At the South Carolina facilities, we perform the following operations:

- materials disposal for the Department of Defense;
- specialty waste processing for nuclear power plants; and
- operate a disposal facility for the State of South Carolina.

	As of and for the Year Ended December 31, 2003				
	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers [1]	$ 125,839	$ 74,945	$ 85,117	$ -	$ 285,901
Income from operations	11,847	15,611	7,488	-	34,946
Interest expense	-	-	-	(6,903)	(6,903)
Other income, net	-	-	-	76	76
Income taxes	-	-	-	11,671	11,671
Equity in income (loss) of joint ventures	250	-	-	(48)	202
Cumulative effect of a change in accounting principle, net of tax	-	-	-	(2,414)	(2,414)
Net income (loss)	12,097	15,611	7,488	(20,960)	14,236
Depreciation and amortization expense	1,093	2,400	6,754	5,032	15,279
Long-lived assets [2]	33,596	54,660	55,442	1,233	144,931
Capital expenditures for additions property, plant and equipment	180	2,565	1,823	271	4,839
Total assets	70,678	68,446	99,883	45,195	284,202

	As of and for the Year Ended December 31, 2002				
	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers (1)	$ 135,310	$ 64,931	$ 91,295	$ -	$ 291,536
Income from operations	11,510	10,125	7,184	-	28,819
Interest expense	-	-	-	(5,518)	(5,518)
Other income, net	-	-	-	285	285
Income taxes	-	-	-	9,673	9,673
Equity in loss of joint venture	-	-	-	(148)	(148)
Net income (loss)	11,510	10,125	7,184	(15,054)	13,765
Depreciation and amortization expense	646	1,186	7,011	3,007	11,850
Long-lived assets (2)	34,506	44,272	64,302	2,679	145,759
Capital expenditures for additions property, plant and equipment	419	757	633	840	2,649
Total assets	69,311	62,994	108,032	13,795	254,132

	As of and for the Year Ended December 31, 2001				
	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers (1)	$ 119,936	$ 71,446	$ 87,791	$ -	$ 279,173
Income from operations	15,509	10,260	(19,041)	-	6,728
Interest expense	-	-	-	(10,606)	(10,606)
Other income, net	-	-	-	191	191
Income tax benefit	-	-	-	(729)	(729)
Equity in loss of joint venture	-	-	-	(148)	(148)
Net income (loss)	15,509	10,260	(19,041)	(9,834)	(3,106)
Depreciation and amortization expense	2,097	2,185	7,581	2,565	14,428
Long-lived assets (2)	38,402	41,140	72,665	2,409	154,616
Capital expenditures for additions property, plant and equipment	264	676	2,360	911	4,211
Total assets	78,197	44,794	132,392	17,266	272,649

(1) Intercompany revenues have been eliminated.

(2) Long-lived assets include property, plant and equipment, goodwill, and other intangible assets.

(d) Business Concentrations

Our revenues are derived primarily from subcontracts and utility companies through a combination of DOE contractors and subcontractors. Revenues from DOE contractors and subcontractors represented approximately 45% of consolidated revenues in 2003, 50% in 2002, and 44% in 2001. The Federal Services work that we performed for customers that represent greater than 10% of our revenues were with: Bechtel Hanford, Inc., Bechtel Jacobs Company LLC, and Bechtel National, Inc. on the Hanford RPP-WTP project, Fluor Hanford, Inc., and Flour Fernald, Inc. No commercial customer represented more than 10% of consolidated revenues for the years ended December 31, 2003, 2002, and 2001.

Accounts receivable and costs and estimated earnings in excess of billing on uncompleted contracts relating to DOE contractors and subcontractors amounted to $16,226 and $12,706, respectively, at December 31, 2003, and $19,079 and $6,539, respectively, at December 31, 2002.

The commercial processing and disposal segment is primarily reliant upon a single provider for its burial services for both customer and secondary waste disposal. We have an agreement in place at set rates through December 31, 2004.

(20) *Commitments and Contingencies*

(a) *Leases*

We have several noncancellable leases which cover real property, machinery and equipment, and certain manufacturing facilities. Such leases expire at various dates with, in some cases, options to extend their terms. Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and operating costs incurred by the lessor. Rent expense was $3,531 for the year ended December 31, 2003, $3,588 for the year ended December 31, 2002, and $5,715 for the years ended December 31, 2001.

We are obligated under capital leases covering computer equipment and certain machinery and equipment that expire at various dates during the next four years. At December 31, 2003 and 2002, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	2003	2002
Computer equipment	$ 341	$ -
Machinery and equipment	2,026	2,026
	2,367	2,026
Less accumulated amortization	1,649	1,261
	$ 718	$ 765

Amortization of assets held under capital leases is included with depreciation expense.

The following is a schedule of future minimum annual lease payments for all operating and capital leases with initial or remaining lease terms greater than one year at December 31, 2003:

	Operating	Capital
2004	$ 3,102	$ 274
2005	2,308	242
2006	1,113	95
2007	363	2
2008	144	–
Future minimum lease payments	$ 7,030	613
Less: portion representing interest		26
Less: current portion of capital lease obligation		257
Long-term portion of capital lease obligation		$ 330

The long-term portion of capital lease obligation is included in other noncurrent liabilities in our consolidated balance sheets.

(b) *Financial Assurance Instruments*

We are required to post, from time to time, standby letters of credit and surety bonds to meet certain customer contract requirements. We do not directly post financial assurance instruments or other guarantees for our subcontractors. As of December 31, 2003, we had outstanding assurance instruments of $20,794, including $7,518 in letters of credit and $13,276 in surety bonds, which expire at various contract completion dates. We have entered into certain indemnification agreements with the providers of the surety bonds, which would require funding only if we failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties. The letters of credit are issued under our bank credit agreement up to $15,000 as a sublimit to the $30,000 revolving line of credit. The bank credit agreement limits the amount of outstanding surety bonds to $35,000.

(c) *Legal Proceedings*

In December 2003, we received a Request for Equitable Adjustment ("REA") from a subcontractor, Performance Abatement Services, Inc. ("PAS"), that seeks a price adjustment of approximately $7,000 to an ongoing, fixed-price subcontract between PAS and us for asbestos-abatement services. The subcontract at issue arises under a fixed-price contract that we are performing for Bechtel Jacobs Company, LLC ("Bechtel Jacobs").

We are evaluating the REA to determine whether PAS has both stated a valid basis for entitlement and priced the REA in a manner that supports the requested adjustment. We have already passed through certain elements of the REA for payment by our prime contractor, Bechtel Jacobs, because the additional costs claimed by PAS in those REA elements were caused by the actions and inactions of Bechtel Jacobs.

We are still evaluating the remainder of the REA. It is unclear at this time whether the remaining elements of the REA have merit; however, we believe that we have valid defenses to some, if not all, of the claims asserted by PAS. If we determine that additional elements of the REA have merit, it is unclear what portion of those REA elements, if any, may be passed through to Bechtel Jacobs for payment.

On February 6, 2004, we were sued in the United States Bankruptcy Court for the District of Delaware by the Official Committee of Unsecured Creditors of the IT Group, Inc., et al for the avoidance and recovery of money paid to us for up to a year before The IT Group filed Chapter 11 Bankruptcy on January 16, 2004. The complaint alleges that because certain members of The Carlyle Group were members of the Board of Directors of both The IT Group and Duratek, Inc., we received preferential treatment regarding payments from The IT Group. The total amount of payments listed in the complaint is $6,900. We believe that the claim of the Unsecured Creditors of The IT Group is frivolous and without merit. We intend to defend ourselves vigorously.

On December 2, 1999, our wholly owned subsidiary, Scientific Ecology Group, Inc. ("SEG") (now named Duratek Services, Inc.), was named as a defendant in an adversary proceeding in the United States Bankruptcy Court for the District of Massachusetts. The Chapter 11 Trustee, on behalf of the debtor Molten Metal Technology, Inc. ("MMT") and its creditors, filed an adversary "Complaint to Avoid Fraudulent Transfer" naming as defendants Viacom Inc., the successor to CBS Corporation and Westinghouse Electric Corporation ("Westinghouse"), and SEG. The complaint alleges that the sale of Westinghouse's interest in a joint venture to MMT resulted in a fraudulent conveyance. The primary allegations against SEG are that MMT's release of SEG from obligations to pay $8,000 to equalize capital expenditures and additional amounts for MMT's share of profits, and MMT's assumption of at least $1,500 of SEG's liabilities, are avoidable because MMT did not receive reasonably equivalent value for the transfers. The complaint purports to state four bankruptcy and five common law counts. We intend to vigorously contest MMT's allegations on the basis that MMT did in fact receive reasonably equivalent value for its transfers. In addition, we may have a right of indemnification from Westinghouse pursuant to the relevant purchase agreement. It is too early in the litigation to provide an accurate assessment of our liability, if any. Westinghouse has agreed to assume all litigation costs associated with the defense of the case, but has reserved the right to challenge our claim for indemnification for any settlement or judgment that may arise from the case. Westinghouse has moved to dismiss the complaint filed by the Chapter 11 Trustee. While Westinghouse's motion to dismiss was pending, the Chapter 11 Trustee sought to amend its complaint and that motion was granted. After the amended complaint was filed, Westinghouse filed a motion to dismiss the common law counts and the Court granted that motion.

In addition, from time to time, we are a party to litigation or administrative proceedings relating to claims arising from our operations in the normal course of our business. Our management, on the advice of counsel, believes that the ultimate resolution of such litigation, administrative proceedings, or other matters, including these described above, currently pending against us is unlikely, either individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition.

---

(21) Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2003				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 63,830	$ 76,790	$ 72,517	$ 72,764	$ 285,901
Income from Operations	5,236	12,015	10,168	7,527	34,946
Cumulative effect of a change in accounting principle, net of tax	(2,414)	–	–	–	(2,414)
Net income	178	6,583	5,632	1,843	14,236
Net income available to common stockholders	(137)	6,268	5,317	(33,366)	(21,918)
Income (loss) per common share:					
Basic:					
Before cumulative effect of a change in accounting principle	$ 0.17	$ 0.46	$ 0.39	$ (2.46)	$ (1.44)
Cumulative effect of a change in accounting principle	(0.18)	–	–	–	(0.18)
	$ (0.01)	$ 0.46	$ 0.39	$ (2.46)	$ (1.62)
Diluted:					
Before cumulative effect of a change in accounting principle	$ 0.13	$ 0.34	$ 0.29	$ (2.46)	$ (1.44)
Cumulative effect of a change in accounting principle	(0.12)	–	–	–	(0.18)
	$ 0.01	$ 0.34	$ 0.29	$ (2.46)	$ (1.62)

	Year Ended December 31, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 69,424	$ 72,100	$ 72,837	$ 77,175	$ 291,536
Income from operations	5,864	8,242	7,677	7,036	28,819
Net income	2,460	4,131	3,903	3,271	13,765
Net income available to common stockholders	2,126	3,816	3,588	2,956	12,486
Income per common share:					
Basic	$ 0.16	$ 0.28	$ 0.27	$ 0.22	$ 0.92
Diluted	0.13	0.22	0.20	0.17	0.72

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Duratek, Inc.:

We have audited the consolidated balance sheets of Duratek, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duratek, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, as of January 1, 2003, and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002.

KPMG LLP

Baltimore, Maryland
February 24, 2004

BOARD OF DIRECTORS



Daniel A. D'Aniello, 57
Chairman of the Board
Compensation Committee
Nominating / Governance Committee



Michael J. Bayer, 57
*Compensation Committee**



Alan J. Fohrer, 53
Audit Committee



Dr. Francis J. Harvey, 60



George V. McGowan, 75
*Audit Committee**
Nominating Governance Committee



Robert E. Prince, 57



Admiral James D. Watkins, 76
Compensation Committee
Nominating/Governance Committee

* *Chairman*

OFFICERS AND CORPORATE DATA

Officers

Daniel A. D'Aniello
Chairman of the Board

Robert E. Prince
President and Chief Executive Officer

Robert F. Shawver
CFO and Executive Vice President

Craig T. Bartlett
Vice President, Treasurer, and Asst. Secretary

William M. Bambarger, Jr.
Controller

Diane R. Brown
Corporate Secretary

Richard D. Martin, Jr.
General Counsel

C. Paul Deltete
Senior Vice President

Willam R. VanDyke
Senior Vice President

Regan E. Voit
Senior Vice President

Michael J. Johnson
Senior Vice President

Thomas E. Dabrowski
Senior Vice President

Diane L. Leviski
Vice President

Willis W. Bixby, Jr.
Vice President

Carol Fineagan
Vice President

David S. Carlson
Vice President

Obtain Form 10-K Free of Charge

Diane R. Brown
Corporate Secretary
Duratek, Inc.
10100 Old Columbia Road
Columbia, Maryland 21046

Independent Auditors

KPMG LLP
111 South Calvert Street, Suit 2500
Baltimore, Maryland 21202

Corporate Counsel

Hogan & Hartson L.L.P.
111 South Carlvert Street, Suite 1600
Baltimore, Maryland 21202

Registrar and Transfer Agent

ComputerShare Investor Services, LLC
P.O. Box A3504
Chicago, Illinois 60690-3504
phone 800-942-5909

Investor Relations Director

Diane R. Brown
phone 410-312-5100
fax 410-290-9112
email investor@duratekinc.com

Annual Meeting

The annual shareholders' meeting of Duratek, Inc. will be held on May 12, 2004, at 10:30 a.m. at the corporate headquarters of Duratek, 10100 Old Columbia Rd., Columbia, Maryalnd 21046. All shareholders are cordially invited to attend.

Stock Information

Nasdaq National Market Symbol: DRTK
Market Price Range of Common Stock

Quarter	High	Low
2003		
Fourth	$13.71	$8.50
Third	$9.86	$7.75
Second	$10.75	$7.30
First	$10.00	$6.97
2002		
Fourth	$9.71	$5.90
Third	$7.50	$5.31
Second	$7.15	$4.80
First	$5.09	$2.77

Company Profile

52-week trading range	$16.48 to $7.30
Shares outstanding *(as of 3-15-04)*	14,041,824
Headquarters	Columbia, MD
Number of employees	1,200

NOTES

Credits

Photos by James Ferry Photography

Cover photo, left to right, (also appearing on spreads throughout narrative):

Miranda Wilmot—age 4—Randallstown, Maryland
Christian Bergamaschi—age 5—Severn, Maryland
Kaitlyn Huang—age 5—Columbia, Maryland
Sydnie Abrecht—age 7—Owings Mills, Maryland
Andrew Bergamaschi—age 8—Severn, Maryland
Alex Clements—age 11—Glyndon, Maryland
Jessica Huang—age 8—Columbia, Maryland
Caroline Davidson—age 11—Severna Park, Maryland
Aaron Danzig—age 11—Columbia, Maryland
Tom Clements—age 13—Glyndon, Maryland
Lauren Danzig—age 15—Columbia, Maryland
Geordy Clements—age 15—Glyndon, Maryland
Rob Clements—age 18—Glyndon, Maryland

Artwork

page 4 Shannon Wiley—age 6-1/2—Ellicott City, Maryland
page 8 Marissa Pore—age 7—Granbury, Texas
page 12 Tyler Strutton—age 9—Wartburg, Tennessee
page 16 Isabelle LaBarge—age 11—Oxford, Ohio

Design and Writing: A.M.Roe and Bob Gray *Photography:* James Ferry Photography *Printing:* Printing Corporation of America

Duratek Headquarters
10100 Old Columbia Road
Columbia, Maryland 21046
phone 410-312-5100
www.duratekinc.com


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